Exhibit 99.1

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

November 6, 2024

BASIS OF PRESENTATION

This Management’s Discussion and Analysis of the Financial Position and Results of Operations (MD&A) is a responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the rules and regulations of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.

Throughout this document, CGI Inc. is referred to as “CGI”, “we”, “us”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the audited consolidated financial statements and the notes thereto for the years ended September 30, 2024 and 2023. CGI’s accounting policies are in accordance with International Financial Reporting Standards (IFRS Accounting Standards) as issued by the International Accounting Standards Board (IASB). All dollar amounts are in Canadian dollars unless otherwise noted.

MATERIALITY OF DISCLOSURES

This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of the Company, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, our ability to

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

declare and pay dividends, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this MD&A are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forward-looking statements are based were reasonable as at the date of this MD&A, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in section 10—Risk Environment, which is incorporated by reference in this cautionary statement. We also caution readers that the risks described in the previously mentioned section and in other sections of this MD&A are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

KEY PERFORMANCE MEASURES

The reader should note that the Company reports its financial results in accordance with IFRS Accounting Standards. However, we use a combination of GAAP, non-GAAP and supplementary financial measures and ratios to assess the Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS Accounting Standards.

The table below summarizes our most relevant key performance measures:

Growth

Revenue prior to foreign currency impact (non-GAAP) – is a measure of revenue before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Given that we have a strong presence globally and are affected by most major international currencies, management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance and that this measure is useful for investors for the same reason. A reconciliation of the revenue prior to foreign currency impact to its closest IFRS Accounting Standards measure can be found in sections 3.4. and 5.4. of the present document.

Constant currency revenue growth (non-GAAP) – is a measure of revenue growth before foreign currency translation impacts. This is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes its use of this measure is helpful for investors to facilitate period-to-period comparisons of our business growth.

Bookings – are new binding contractual agreements including wins, extensions and renewals. In addition, our bookings are comprised of committed spend and estimates from management that are subject to change, including demand-driven usage, such as volume-based and time and material contracts, as well as price indexation and option years. Management evaluates factors such as prices and past history to support its estimates. Management believes that it is a key indicator of the volume of our business over time and potential future revenue and that it is useful trend information to investors for the same reason. Information regarding our bookings is not comparable to, nor should it be substituted for, an analysis of our revenue. Additional information on bookings can be found in sections 3.1. and 5.1. of the present document.

Backlog – includes bookings, backlog acquired through business acquisitions, backlog consumed during the period as a result of client work performed as well as the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change and are mainly driven from bookings. Backlog is adjusted when there are reductions in contractual commitments, resulting from client decisions, such as contract terminations. Management tracks this measure as it is a key indicator of our best estimate of contracted revenue to be realized in the future and believes that this measure is useful trend information to investors for the same reason.

Book-to-bill ratio – is a measure of the proportion of the value of our bookings to our revenue in the quarter. This metric allows management to monitor the Company’s business development efforts during the quarter to grow our backlog and our business over time and management believes that this measure is useful for investors for the same reason.

Book-to-bill ratio trailing twelve months – is a measure of the proportion of the value of our bookings to our revenue over the last trailing twelve-month period as management believes that monitoring the Company’s bookings over a longer period is a more representative measure as the services and contract type, size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period and as such is useful for investors for the same reason. Management’s objective is to maintain a target ratio greater than 100% over a trailing twelve-month period.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

Profitability	Specific items – include acquisition-related and integration costs and the cost optimization program. Acquisition-related costs mainly include third-party professional fees incurred to close acquisitions. Integration costs are mainly comprised of expenses due to redundancy of employment and contractual agreements, cancellation of acquired leased premises and costs related to the integration towards the CGI operating model. The cost optimization program mainly includes costs related to termination of employment and vacated leased premises.

Earnings before income taxes – is a measure of earnings generated for shareholders before income taxes.

Earnings before income taxes margin – is obtained by dividing our earnings before income taxes by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Adjusted EBIT (non-GAAP) – is a measure of earnings excluding specific items, net finance costs and income tax expense. Management believes its use of this measure, which excludes items that are non-related to day-to-day operations, such as the impact of specific items, capital structure and income taxes, is helpful to investors to better evaluate the Company’s core operating performance. This measure also allows for better comparability from period-to-period and trend analysis. A reconciliation of the adjusted EBIT to its closest IFRS Accounting Standard measure can be found in sections 3.6. and 5.6. of the present document.

Adjusted EBIT margin (non-GAAP) – is obtained by dividing our adjusted EBIT by our revenues. Management believes its use of this measure, which evaluates our core operating performance before specific items, capital structure and income taxes when compared to our revenues, is relevant to investors for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy strategy. A reconciliation of the adjusted EBIT to its closest IFRS Accounting Standards measure can be found in sections 3.6. and 5.6. of the present document.

Net earnings – is a measure of earnings generated for shareholders.

Net earnings margin – is obtained by dividing our net earnings by our revenues. Management believes a percentage of revenue measure is meaningful for better comparability from period-to-period.

Diluted earnings per share (diluted EPS) – is a measure of net earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised. See note 21 of our audited consolidated financial statements for additional information on earnings per share.

Net earnings excluding specific items (non-GAAP) – is a measure of net earnings excluding acquisition-related and integration costs and the cost optimization program. Management believes its use of this measure best demonstrates to investors the net earnings generated from our day-to-day operations by excluding specific items, for better comparability from period-to-period. A reconciliation of the net earnings excluding specific items to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of the present document.

Net earnings margin excluding specific items (non-GAAP) – is obtained by dividing our net earnings excluding specific items by our revenues. Management believes its use of this measure, which evaluates our core operating performance when compared to our revenues, is relevant to investors to assess their returns and for better comparability from period-to-period. This measure demonstrates the Company’s ability to grow in a cost-effective manner, executing on our Build and Buy strategy. A reconciliation of the net earnings excluding specific items to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of the present document.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

Diluted earnings per share excluding specific items (non-GAAP) – is defined as the net earnings excluding specific items on a per share basis. Management believes its use of this measure is useful for investors as excluding specific items best reflects the Company’s ongoing operating performance on a per share basis and allows for better comparability from period-to-period. The diluted earnings per share reported in accordance with IFRS Accounting Standards can be found in sections 3.8. and 5.6. of the present document while the basic and diluted earnings per share excluding specific items can be found in sections 3.8.3. and 5.6.1. of the present document.

Effective tax rate excluding specific items (non-GAAP) – is obtained by dividing our income tax expense by earnings before income taxes, before specific items. Management believes its use of this measure allows for better comparability from period-to-period of its effective tax rate on its operations, and is useful for investors for the same reason. A reconciliation of the effective tax rate excluding specific items to its closest IFRS Accounting Standards measure can be found in sections 3.8.3. and 5.6.1. of the present document.
Liquidity	Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. Management believes strong operating cash flow is indicative of financial flexibility, allowing us to execute the Company’s growth strategy.

Cash provided by operating activities as a percentage of revenue – is obtained by dividing our cash provided by operating activities by our revenues. Management believes strong operating cash flow compared to our revenues is a key indicator of our financial flexibility to execute the Company’s growth strategy.

Days sales outstanding (DSO) – is the average number of days needed to convert our trade receivables and work in progress into cash. DSO is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by our most recent quarter’s revenue over 90 days. Management tracks this metric closely to ensure timely collection and healthy liquidity. Management believes that this measure is useful for investors as it demonstrates the Company’s ability to timely convert its trade receivables and work in progress into cash.
Capital Structure	Net debt (non-GAAP) – is obtained by subtracting from our debt and lease liabilities, our cash and cash equivalents, short-term investments, long-term investments and adjusting for fair value of foreign currency derivative financial instruments related to debt. Management believes its use of the net debt metric to monitor the Company’s financial leverage is useful for investors as it provides insight into its financial strength. A reconciliation of net debt to its closest IFRS Accounting Standards measure can be found in section 4.5. of the present document.

Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholders’ equity and net debt. Management believes its use of the net debt to capitalization ratio is useful for investors as it monitors the proportion of debt versus capital used to finance the Company’s operations.

Return on invested capital (ROIC) (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the net earnings excluding net finance costs after-tax for the last twelve months, over the last four quarters’ average invested capital, which is defined as the sum of shareholders’ equity and net debt. Management believes its use of this ratio is useful for investors as it assesses how well it is using its capital to generate returns.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

REPORTING SEGMENTS

The Company is managed through the following nine operating segments: Western and Southern Europe (primarily France, Spain and Portugal); United States (U.S.) Commercial and State Government; Canada; U.S. Federal; Scandinavia and Central Europe (Germany, Sweden and Norway); United Kingdom (U.K.) and Australia; Finland, Poland and Baltics; Northwest and Central-East Europe (primarily Netherlands, Denmark and Czech Republic); and Asia Pacific Global Delivery Centers of Excellence (mainly India and Philippines) (Asia Pacific).

Effective October 1, 2023, as part of the Cost Optimization Program (see section 3.6.2. of the present document), the Company centralized some internal administrative activities under a corporate function, which were previously presented in revenue under the Asia Pacific segment. The Company has restated the Asia Pacific segmented information for the comparative period to conform with this change.

See sections 3.4., 3.7., 5.4. and 5.5. of the present document and to note 29 of our audited consolidated financial statements for additional information on our segments.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

MD&A OBJECTIVES AND CONTENTS

In this document, we:

•	Provide a narrative explanation of the audited consolidated financial statements through the eyes of management;

•	Provide the context within which the audited consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance may be indicative of future performance.

In order to achieve these objectives, this MD&A is presented in the following main sections:

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

Section	Contents		Pages

5. Fourth Quarter Results	5.1.	Bookings and Book-to-Bill Ratio	36
	5.2.	Foreign Exchange	37
	5.3.	Revenue Distribution	38
	5.4.	Revenue by Segment	39
	5.5.	Adjusted EBIT by Segment	42
	5.6.	Net Earnings and Earnings Per Share	44
	5.7.	Consolidated Statements of Cash Flows	46

6. Eight Quarter Summary	A summary of the past eight quarters’ key performance measures and a discussion of the factors that could impact our quarterly results		48

7. Changes in Accounting Policies	A summary of accounting standards adopted and future accounting standard changes.		50

8. Critical Accounting Estimates	A discussion of the critical accounting estimates made in the preparation of the audited consolidated financial statements.		52

9. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.		55

10. Risk Environment	10.1.	Risks and Uncertainties	57
	10.2.	Legal Proceedings	70

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

1.  Corporate Overview

1.1. ABOUT CGI

Founded in 1976 and headquartered in Montréal, Canada, CGI is a leading IT and business consulting services firm with approximately 90,250 consultants and professionals worldwide. We use the power of technology to help clients accelerate their holistic digital transformation.

CGI has a people-centered culture, operating where our clients live and work to build trusted relationships and to advance our shared communities. Our consultants and professionals are committed to providing actionable insights that help clients achieve their business outcomes. CGI’s global delivery centers complement our proximity-based teams, offering clients added options that deliver scale, innovation and delivery excellence in every engagement.

End-to-end services and solutions

CGI delivers end-to-end services that help clients achieve the highest returns on their digital investments. We call this ROI-led digitization. Our insights-driven end-to-end services and solutions work together to help clients design, implement, run and operate the technology critical to achieving their business strategies. Our portfolio encompasses:

i.

Business and strategic IT consulting, and systems integration services: CGI helps clients drive sustainable value in critical consulting areas, including strategy, organization and change management, core operations and technology. Within each of these areas, our consultants also deliver a broad range of business offerings to address client executives’ priorities, including designing and advancing strategies for the responsible use of artificial intelligence (AI), sustainable supply chain management, environmental, social and governance (ESG), mergers and acquisitions, and more. In the area of systems integration, we help clients accelerate the enterprise modernization of their legacy systems and adopt new technologies to drive innovation and deliver real-time and insight-driven customer and citizen services.

ii.

Managed IT and business process services: Working as an extension of our clients’ organizations, we take on full or partial responsibility for managing their IT functions, freeing them up to focus on their strategic business direction. Our services enable clients to reinvest, alongside CGI, in the successful execution of their digital transformation roadmaps. We help them increase agility, scalability and resilience; deliver operational efficiencies, innovations and reduced costs; and embed security and data privacy controls. Typical services include: application development, modernization and maintenance; holistic enterprise digitization, automation, hybrid and cloud management; and business process services.

iii.

Intellectual property (IP) business solutions: CGI’s portfolio of IP solutions are highly configurable “business platforms as a service” that are embedded within our end-to-end service offerings and utilize integrated security, data privacy practices, provider-neutral cloud approaches, and advanced AI capabilities to provide immediate benefits to clients. We invest in, and deliver, market-leading IP to drive business outcomes within each of our target industries. We also collaborate with clients to build and evolve IP-based solutions while enabling a higher degree of flexibility and customization for their unique modernization and digitization needs.

Deep industry and technology expertise

CGI has long-standing and focused practices in all of its core industries, providing clients with a partner that is not only an expert in IT, but also an expert in their respective industries. This combination of business knowledge and digital technology expertise allows us to help our clients navigate complex challenges and focus on value creation. In the process, we evolve the services and solutions we deliver within our targeted industries and provide thought leadership, blueprints, frameworks and technical accelerators that help client evolve their ecosystems.

Our targeted industries include financial services (including banking and insurance), government (including space), manufacturing, retail and distribution (including consumer services, transportation and logistics), communications and utilities (including energy and media), and health (including life sciences). To help orchestrate our global posture across these

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

industries, our leaders regularly participate in cabinet meetings and councils to advance the strategies, services and solutions we deliver to our clients.

Helping clients leverage technology to its fullest

Macro trends such as supply chain reconfiguration, climate change and energy transition, and demographic shifts including aging populations and talent shortages require new business models and ways of working. At the same time, technology is reshaping our future and creating new opportunities.

Accelerating digitization provides the inclusive, economically vibrant, and sustainable future our clients’ customers and citizens demand. Leveraging technology to its fullest helps clients to lead within their industries. Our end-to-end digital services, industry and technology expertise, and operational excellence combine to help clients advance their holistic digital transformation.

Through our proprietary Voice of Our Clients research, we analyzed the characteristics of leading digital organizations and found these common attributes:

•

Strategic alignment and business agility: Digital leaders have highly agile business models to address digitization and are better at aligning and integrating business and IT operations to support and execute strategy.

•

Digitization: They have mature strategies to leverage data and digitization to achieve business model resilience, are less challenged by legacy systems, and extend their digitization strategy to their external ecosystem.

•	Data, automation and AI: They adopt a holistic data strategy for the enterprise and ecosystem and have a higher rate of being in progress with or having implemented both traditional and generative AI.

•

Data privacy and protection: They produce greater results from their data privacy and protection strategy, which also extends to their external ecosystem. Their cybersecurity programs are highly mature in terms of connected assets.

Digital leaders across industries seek new ways to evolve their strategy and operational models and use technology and information to improve how they operate, deliver products and services, and create value.

CGI helps clients adopt leading digital attributes and design, manage, protect and evolve their digital value chains to accelerate business outcomes.

Quality processes

Our clients expect consistent service wherever and whenever they engage us. We have an outstanding track record of on-time, within-budget delivery as a result of our commitment to excellence and our robust governance model—CGI’s Management Foundation.

Our Management Foundation provides a common business language, frameworks and practices for managing operations consistently across the globe, driving continuous improvement. We also invest in rigorous quality and service delivery standards including the International Organization for Standardization (ISO) and Capability Maturity Model Integration (CMMI) certification programs, as well as a comprehensive Client Satisfaction Assessment Program, with signed client assessments, to ensure high satisfaction on an ongoing basis.

1.2. VISION AND STRATEGY

CGI is unique compared to most companies, as our vision is based on a dream: “To create an environment in which we enjoy working together and, as owners, contribute to building a company we can be proud of.” This dream has motivated us since our founding in 1976 and drives our vision: “To be a global, world-class end-to-end IT and business consulting services leader helping our clients succeed.”

In pursuing our dream and vision, CGI has been highly disciplined throughout its history in executing a Build and Buy profitable growth strategy comprised of four pillars that combine profitable organic growth (Build) and accretive acquisitions (Buy):

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

Pillar 1: Win, renew and extend contracts

Pillar 2: New large managed IT and business process services contracts

These first two pillars relate to driving profitable organic growth through the pursuit of contracts with new and existing clients in our targeted industries. As such, CGI engages with new and existing clients on four levers in our portfolio of end-to-end services and solutions: Business and Strategic IT Consulting, Systems Integration, Managed Services and IP-based services. Successes in these pillars reflect the strength of our end-to-end portfolio of capabilities, the depth of expertise of our consultants in business and IT, client satisfaction in our delivery excellence, and the appreciation of the proximity model by our clients, both existing and potential.

Pillar 3: Metro market acquisitions

Pillar 4: Large, transformational acquisitions

The third and fourth pillars focus on growth through accretive acquisitions. The third pillar for metro market acquisitions complements the proximity model and helps to provide a fuller range of end-to-end services. The fourth pillar for large transformational acquisitions helps to further expand our geographic footprint and reach the critical mass required to compete for large managed IT and business process services contracts and broaden our client relationships. Both the third and fourth pillars are supported by three levers. First, is our range of end-to-end services that allow us to consider a broad range of acquisitions. A second lever is CGI’s industry sector mix that helps us mirror the IT spend of each metro market over time. A final lever across pillars three and four focuses on IP-based services firms that offer consulting services and managed services that leverage their solutions.

CGI will continue to be a consolidator in the IT and business consulting services industry by being active across these four pillars.

Executing our strategy

CGI’s strategy is executed through a business model that combines client proximity with an extensive global delivery network to deliver the following benefits:

•

Local relationships and accountability: We live and work near our clients to provide a high level of responsiveness, partnership, and innovation. Our local consultants and professionals speak our clients’ language, understand their business and industries, and collaborate to meet their goals and advance their business.

•

Global reach: Our local presence is complemented by an expansive global delivery network that ensures our clients have 24/7 access to best-fit digital capabilities and resources to meet their end-to-end needs. In addition, clients benefit from our unique combination of industry domain and technology expertise within our global delivery model.

•

Committed experts: Two of our key strategic goals are to be our clients’ partner and expert of choice. To achieve this, we invest in developing and recruiting professionals with extensive industry, business and in-demand technology expertise. Individually and collectively, each of our experts embody partnership behaviors in all they do by being consultative and building trusted relationships with each other, our clients, shareholders, and within our communities. In addition, a majority of consultants and professionals are also owners through our Share Purchase Plan, which, combined with the Profit Participation Plan, provide an added level of commitment to the success of our clients.

•

Everyday innovation: Our approach to client engagements is to continuously bring forward actionable insights that support clients’ ROI-led digitization priorities. Through our client satisfaction program, we regularly assess the degree to which clients find that CGI introduced applicable innovation to the engagements we deliver for them, including through our ideas, processes, tools and offerings. We also scale innovative solutions co-created with clients through a global governance model.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

•

Comprehensive quality processes: CGI’s investment in quality frameworks and rigorous client satisfaction assessments has resulted in a consistent track record of on-time and within-budget project delivery. With regular reviews of engagements and transparency at all levels, the Company ensures that client objectives and its own quality objectives are consistently followed at all times. This thorough process enables CGI to generate continuous improvements for all stakeholders by applying corrective measures as soon as they are required.

•

ESG strategy: At CGI, our ESG strategy is key to contributing to our strategic goal to be recognized by our stakeholders as an engaged, ethical and responsible corporate citizen within our communities. Our commitments align with the United Nations (UN) Global Compact’s 10 principles and the Science Based Target initiative (SBTi) and we are recognized by leading international indices, including EcoVadis, Carbon Disclosure Project (CDP) and Dow Jones Sustainability Indices (DJSI). We prioritize partnerships with clients, while also collaborating with educational institutions and local organizations, on three global priorities: people, communities and climate. We demonstrate our commitment to a sustainable world through projects delivered in collaboration with clients and through operating practices, supply chain management, and community service activities.

1.3. COMPETITIVE ENVIRONMENT

As market dynamics and industry trends continue to increase client demand for ROI-led digitization, CGI is well-positioned to serve as a digital partner and expert of choice. We work with clients across the globe to implement digital strategies, roadmaps and solutions that help clients transform the customer/citizen experience, drive the launch of new products and services, and deliver efficiencies and cost savings.

CGI’s competition is comprised of a variety of firms, from local companies providing specialized services and software, government pure-plays to global business consulting and IT services providers. All of these players are competing to deliver some or all of the services we provide.

Many factors distinguish the industry leaders, including the following:

•	Depth and breadth of industry and technology expertise;

•	Local presence and strength of client relationships;

•	Extensive and flexible global delivery network, including onshore, nearshore and offshore options;

•	Breadth of digital IP solutions;

•	Total cost of services and value delivered;

•	Ability to deliver practical innovation for measurable results; and

•	Consistent on-time, within-budget delivery everywhere clients operate.

CGI is one of the leaders in the industry with respect to the combination of these factors. CGI is one of few firms with the scale, reach, and capabilities to meet clients’ enterprise business and technology needs.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

2.	Highlights and Key Performance Measures

2.1. SELECTED YEARLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the years ended September 30,	2024	2023	2022	Change 2024 / 2023	Change 2023 / 2022

In millions of CAD unless otherwise noted

Growth

Revenue	14,676.2	14,296.4	12,867.2	379.8	1,429.2

Year-over-year revenue growth	2.7%	11.1%	6.1%

Constant currency revenue growth	0.9%	8.0%	10.5%

Backlog[1]	28,724	26,059	24,055	2,665	2,004

Bookings	16,044	16,259	13,966	(215)	2,293

Book-to-bill ratio	109.3%	113.7%	108.5%	(4.4%)	5.2%

Profitability

Earnings before income taxes	2,291.0	2,197.9	1,967.0	93.1	230.9

Earnings before income taxes margin	15.6%	15.4%	15.3%	0.2%	0.1%

Adjusted EBIT[2]	2,415.8	2,312.7	2,086.6	103.1	226.1

Adjusted EBIT margin	16.5%	16.2%	16.2%	0.3%	—%

Net earnings	1,692.7	1,631.2	1,466.1	61.5	165.1

Net earnings margin	11.5%	11.4%	11.4%	0.1%	—%

Diluted EPS (in dollars)	7.31	6.86	6.04	0.45	0.82

Net earnings excluding specific items[2]	1,765.9	1,680.0	1,487.9	85.9	192.1

Net earnings margin excluding specific items	12.0%	11.8%	11.6%	0.2%	0.2%

Diluted EPS excluding specific items (in dollars)[2]	7.62	7.07	6.13	0.55	0.94

Liquidity

Cash provided by operating activities	2,205.0	2,112.2	1,865.0	92.8	247.2

As a percentage of revenue	15.0%	14.8%	14.5%	0.2%	0.3%

Days sales outstanding	41	44	49	(3)	(5)

Capital structure

Long-term debt and lease liabilities[3]	3,308.4	3,742.3	3,976.2	(433.9)	(233.9)

Net debt[2]	1,819.8	2,134.6	2,946.9	(314.8)	(812.3)

Net debt to capitalization ratio	16.2%	20.4%	28.8%	(4.2%)	(8.4%)

Return on invested capital	16.0%	16.0%	15.7%	—%	0.3%

Balance sheet

Cash and cash equivalents, and short-term investments	1,464.4	1,575.6	972.6	(111.2)	603.0

Total assets	16,685.5	15,799.5	15,175.4	886.0	624.1

Long-term financial liabilities[4]	3,176.9	2,386.2	3,731.3	790.7	(1,345.1)

[1]

Approximately $11.4 billion of our backlog as at September 30, 2024 is expected to be converted into revenue within the next twelve months, $9.3 billion within one to three years, $3.5 billion within three to five years and $4.5 billion in more than five years.

[2]

See sections on Adjusted EBIT by Segment, Net Earnings and Earnings per Share Excluding Specific Items and Selected Measures of Capital Resources and Liquidity sections of each year’s respective MD&A for the reconciliation of non-GAAP financial measures.

[3]	Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

[4]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

© 2024 CGI Inc.	Page 13

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

2.2. STOCK PERFORMANCE

CGI Stock Price (TSX) for the Last Twelve Months
Volume (in millions)
0
1
2
3
4
5
Stock Price (CAD)
90.00
100.00
110.00
120.00
130.00
140.00
150.00
160.00
Q1 2024
Q2 2024
Q3 2024
Q4 2024
Daily Trade Volume 1
Closing Price

2.2.1. Fiscal 2024 Trading Summary

CGI’s shares are listed on the Toronto Stock Exchange (TSX) (stock quote – GIB.A) and the New York Stock Exchange (NYSE) (stock quote – GIB) and are included in key indices such as the S&P/TSX 60 Index.

TSX	(CAD)	NYSE	(USD)

Open:	133.85	Open:	98.10

High:	160.40	High:	118.89

Low:	129.00	Low:	93.07

Close:	155.62	Close:	114.96

CDN average daily trading volumes[1]:	558,315	NYSE average daily trading volumes:	149,488

1 Includes the average daily volumes of both the TSX and alternative trading systems.

© 2024 CGI Inc.	Page 14

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

2.2.2. Normal Course Issuer Bid (NCIB)

On January 30, 2024, the Company’s Board of Directors authorized and subsequently received regulatory approval from the TSX for the renewal of its NCIB, which allows for the purchase for cancellation of up to 20,457,737 Class A subordinate voting shares (Class A Shares) representing 10% of the Company’s public float as of the close of business on January 23, 2024. Class A Shares may be purchased for cancellation under the NCIB commencing on February 6, 2024, until no later than February 5, 2025, or on such earlier date when the Company has either acquired the maximum number of Class A Shares allowable under the NCIB or elects to terminate the bid.

During the year ended September 30, 2024, the Company purchased for cancellation 6,528,608 Class A Shares for a total cash consideration of $925.2 million, at a weighted average price of $141.72 under the previous and current NCIB. The purchased shares included 1,674,930 Class A Shares purchased for cancellation on February 23, 2024 from the Founder and Executive Chairman of the Board of the Company, as well as a wholly-owned holding company, for a total cash consideration of $250.0 million, and 2,887,878 Class A Shares purchased for cancellation on May 27, 2024 from Caisse de dépôt et placement du Québec (CDPQ), for a total cash consideration of $400.0 million, both by way of private agreements. The repurchase transaction from the Founder and Executive Chairman of the Board of the Company was reviewed and recommended for approval by an independent committee of the Board of Directors of the Company following the receipt of an external opinion regarding the reasonableness of the financial terms of the transaction, and ultimately approved by the Board of Directors. The purchases were made pursuant to two exemption orders issued by the Autorité des marchés financiers and are considered within the annual aggregate limit that the Company is entitled to purchase under its current NCIB.

In addition, the Company paid for and cancelled 68,550 Class A Shares under the previous NCIB for a total consideration of $9.2 million, which were purchased but were neither paid nor cancelled as at September 30, 2023.

On June 20, 2024, the Canadian government enacted new legislation to implement tax measures on equity repurchased by public companies. The legislation requires a company to pay a 2.0% tax on the fair market value of their repurchased shares. This tax liability can be offset by the issuance of new equity during the relevant taxation year. The tax applies retroactively to repurchases and issuances of equity that occurred on or after January 1, 2024. As of September 30, 2024, the Company has complied with this new legislation, and recorded $13.6 million of accrued liabilities related to shares repurchased net of issuance of stock options, with a corresponding reduction to retained earnings.

As at September 30, 2024, the Company could purchase up to 14,803,829 Class A Shares for cancellation under its current NCIB.

2.2.3. Capital Stock and Options Outstanding

The following table provides a summary of the Capital Stock and Options Outstanding as at November 1, 2024:

Capital Stock and Options Outstanding	As at November 1, 2024

Class A subordinate voting shares	203,856,403

Class B shares (multiple voting)	24,122,758

Options to purchase Class A subordinate voting shares	3,780,287

2.2.4. Dividends

On November 5, 2024, the Company’s Board of Directors approved a quarterly cash dividend for holders of Class A Shares and Class B shares (multiple voting) of $0.15 per share. This dividend is payable on December 20, 2024 to shareholders of record as of the close of business on November 20, 2024. The dividend is designated as an “eligible dividend” for Canadian tax purposes.

Future dividends and the amounts will be at the discretion of the Board of Directors after taking into account the Company’s cash flow, earnings, financial position, market conditions and other factors the Board of Directors deems relevant, and will be communicated on a quarterly basis.

© 2024 CGI Inc.	Page 15

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

2.3. INVESTMENT IN SUBSIDIARIES

On October 10, 2023, the Company acquired Momentum Consulting Corp., an IT and business consulting firm specializing in digital transformation, data and analytics and managed services, based in the U.S. and headquartered in Miami, Florida for a total purchase price of $53.3 million. The acquisition added approximately 175 professionals to the Company.

On July 3, 2024, the Company acquired the assets of Celero Solutions’ credit union business, consisting of master services agreements that span managed services, core banking, digital banking and related IT services, based in Canada, for a total purchase price of $19.1 million. The acquisition added more than 150 professionals to the Company.

On September 13, 2024, the Company acquired Aeyon LLC (Aeyon), a digital transformation, data management and analytics, and intelligent automation services partner to the U.S. Federal Government, based in the U.S. and headquartered in Vienna, Virginia, for a total purchase price of $317.8 million. The acquisition added approximately 725 professionals to the Company.

The Company completed these acquisitions for a total purchase price of $390.2 million.

2.4. LONG-TERM ISSUER CREDIT RATING AND NOTES ISSUANCE

In July 2024, Moody’s Investors Service, Inc. (“Moody’s”) upgraded CGI’s issuer credit rating from Baa1 to A3. S&P Global Ratings (“S&P”) maintained CGI’s issuer credit rating at BBB+.

Rating Agency	Long-Term Issuer Credit Ratings [1,2]	Outlook
Moody’s	A3	Stable
S&P	BBB+	Stable

[1]	As at September 30, 2024.

[2]

These credit ratings are not recommendations to buy, sell or hold any of the securities referred to, and they may be revised or withdrawn at any time by the assigning rating agency. Ratings are determined by the rating agencies based on criteria established from time to time by them, and they do not comment on market price or suitability for a particular investor.

Issuance of senior unsecured notes

On September 5, 2024, we issued $750.0 million in aggregate principal amount of senior unsecured notes, consisting of $300.0 million aggregate principal amount of 3-year notes and $450.0 million aggregate principal amount of 5-year notes, with the details below:

	Notional Amount	Maturity	Coupon Rate
2024 3-year CAD Senior Notes[1]	$300.0 million	September 7, 2027	3.987%
2024 5-year CAD Senior Notes[2]	$450.0 million	September 5, 2029	4.147%

[1]	Interest payable semi-annually on March 7 and on September 7 until maturity.

[2]	Interest payable semi-annually on March 5 and on September 5 until maturity.

The aggregate net proceeds of the issuances, which were $747.1 million, were mainly used to repay existing indebtedness and for general corporate purposes. The existing indebtedness included senior unsecured notes, which matured on September 12, 2024, in the amount of US$350.0 million.

© 2024 CGI Inc.	Page 16

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the year were $16.0 billion representing a book-to-bill ratio of 109.3%. The breakdown of the new bookings signed during the year is as follows:

Information regarding our bookings is a key indicator of the volume of our business over time. Additional information on bookings can be found in the Key Performance Measures section of the present document. The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the year ended September 30, 2024	Book-to-bill ratio for the year ended September 30, 2024

Total CGI	16,044,075	109.3%

Western and Southern Europe	2,925,526	114.8%

U.S. Commercial and State Government	2,565,279	99.8%

U.S. Federal	2,279,672	113.4%

Canada	2,277,135	102.9%

Scandinavia and Central Europe	2,068,257	117.5%

U.K. and Australia	2,053,642	114.5%

Finland, Poland and Baltics	1,001,553	109.8%

Northwest and Central-East Europe	873,011	100.6%

© 2024 CGI Inc.	Page 17

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS Accounting Standards, we measure assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2024	2023	Change

U.S. dollar	1.3515	1.3538	(0.2%)

Euro	1.5064	1.4327	5.1%

Indian rupee	0.0161	0.0162	(0.6%)

British pound	1.8111	1.6530	9.6%

Swedish krona	0.1333	0.1243	7.2%

Average foreign exchange rates

For the years ended September 30,	2024	2023	Change

U.S. dollar	1.3609	1.3485	0.9%

Euro	1.4752	1.4399	2.5%

Indian rupee	0.0163	0.0164	(0.6%)

British pound	1.7253	1.6544	4.3%

Swedish krona	0.1291	0.1270	1.7%

© 2024 CGI Inc.	Page 18

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the year:

3.3.1. Client Concentration

IFRS Accounting Standards guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 13.6% of our revenue for Fiscal 2024 as compared to 13.5% for Fiscal 2023.

© 2024 CGI Inc.	Page 19

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The table below provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Fiscal 2024 and Fiscal 2023. The Fiscal 2023 revenues by segment were recorded reflecting the actual foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Total CGI revenue	14,676,152	14,296,360	379,792	2.7%

Constant currency revenue growth	0.9%

Foreign currency impact	1.8%

Variation over previous period	2.7%

Western and Southern Europe

Revenue prior to foreign currency impact	2,534,407	2,605,926	(71,519)	(2.7%)

Foreign currency impact	65,791

Western and Southern Europe revenue	2,600,198	2,605,926	(5,728)	(0.2%)

U.S. Commercial and State Government

Revenue prior to foreign currency impact	2,304,734	2,277,996	26,738	1.2%

Foreign currency impact	22,575

U.S. Commercial and State Government revenue	2,327,309	2,277,996	49,313	2.2%

Canada

Revenue prior to foreign currency impact	2,034,371	2,064,659	(30,288)	(1.5%)

Foreign currency impact	624

Canada revenue	2,034,995	2,064,659	(29,664)	(1.4%)

U.S. Federal

Revenue prior to foreign currency impact	1,983,319	1,935,238	48,081	2.5%

Foreign currency impact	18,072

U.S. Federal revenue	2,001,391	1,935,238	66,153	3.4%

Scandinavia and Central Europe

Revenue prior to foreign currency impact	1,626,723	1,648,356	(21,633)	(1.3%)

Foreign currency impact	31,449

Scandinavia and Central Europe revenue	1,658,172	1,648,356	9,816	0.6%

U.K. and Australia revenue

Revenue prior to foreign currency impact	1,519,748	1,455,529	64,219	4.4%

Foreign currency impact	65,085

U.K. and Australia revenue	1,584,833	1,455,529	129,304	8.9%

Finland, Poland and Baltics

Revenue prior to foreign currency impact	834,674	828,951	5,723	0.7%

Foreign currency impact	24,589

Finland, Poland and Baltics revenue	859,263	828,951	30,312	3.7%

© 2024 CGI Inc.	Page 20

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Northwest and Central-East Europe

Revenue prior to foreign currency impact	812,814	755,901	56,913	7.5%

Foreign currency impact	15,912

Northwest and Central-East Europe revenue	828,726	755,901	72,825	9.6%

Asia Pacific

Revenue prior to foreign currency impact	959,311	904,038	55,273	6.1%

Foreign currency impact	(3,166)

Asia Pacific revenue	956,145	904,038	52,107	5.8%

Eliminations	(174,880)	(180,234)	5,354	(3.0%)

For the year ended September 30, 2024, revenue was $14,676.2 million, an increase of $379.8 million or 2.7% over last year. On a constant currency basis, revenue increased by $128.8 million or 0.9%. The increase in revenue was mainly due to organic growth within the government, including higher IP-based revenues, and MRD vertical markets, as well as recent business acquisitions. This was partially offset by lower demand within the financial services and health vertical markets.

3.4.1. Western and Southern Europe

For the year ended September 30, 2024, revenue in the Western and Southern Europe segment was $2,600.2 million, a decrease of $5.7 million or 0.2% over last year. On a constant currency basis, revenue decreased by $71.5 million or 2.7%. The change in revenue was mainly due to lower demand within the financial services vertical market, as well as lower demand and successful completion of projects in the prior year within the MRD vertical market. This was partially offset by organic growth within the government vertical market and one more available day to bill.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $1,538 million for the year ended September 30, 2024.

3.4.2. U.S. Commercial and State Government

For the year ended September 30, 2024, revenue in the U.S. Commercial and State Government segment was $2,327.3 million, an increase of $49.3 million or 2.2% over last year. On a constant currency basis, revenue increased by $26.7 million or 1.2%. The increase in revenue was mainly due to organic growth within the government and MRD vertical markets, a recent business acquisition and one more available day to bill. This was partially offset by lower demand within the financial services and health vertical markets, the increased use of our Asia Pacific offshore delivery centers for client work, as well as lower IP license sales.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $1,515 million for the year ended September 30, 2024.

3.4.3. Canada

For the year ended September 30, 2024, revenue in the Canada segment was $2,035.0 million, a decrease of $29.7 million or 1.4% over last year. On a constant currency basis, revenue decreased by $30.3 million or 1.5%. The change in revenue was mainly due to lower demand in the communications and utilities and financial services vertical markets. This was partially offset by a recent business acquisition within the financial services vertical market.

On a client geographic basis, the top two Canada vertical markets were financial services, and communications and utilities, generating combined revenues of approximately $1,372 million for the year ended September 30, 2024.

© 2024 CGI Inc.	Page 21

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.4.4. U.S. Federal

For the year ended September 30, 2024, revenue in the U.S. Federal segment was $2,001.4 million, an increase of $66.2 million or 3.4% over last year. On a constant currency basis, revenue increased by $48.1 million or 2.5%. The increase was mainly due to organic growth in managed services engagements and a recent business acquisition.

For the year ended September 30, 2024, $1,825.7 million of revenues within the U.S. Federal segment were federal civilian based.

3.4.5. Scandinavia and Central Europe

For the year ended September 30, 2024, revenue in the Scandinavia and Central Europe segment was $1,658.2 million, an increase of $9.8 million or 0.6% over last year. On a constant currency basis, revenue decreased by $21.6 million or 1.3%. The change in revenue was mainly due to lower demand within the communications and utilities and MRD vertical markets. This was partially offset by profitable organic growth within the government vertical market, including an increase in IP-based revenue.

On a client geographic basis, the top two Scandinavia and Central Europe vertical markets were MRD and government, generating combined revenues of approximately $1,217 million for the year ended September 30, 2024.

3.4.6. U.K. and Australia

For the year ended September 30, 2024, revenue in the U.K. and Australia segment was $1,584.8 million, an increase of $129.3 million or 8.9% over last year. On a constant currency basis, revenue increased by $64.2 million or 4.4%. The increase in revenue was mainly due to organic growth across most vertical markets, predominantly within the government vertical market.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of $1,354 million for the year ended September 30, 2024.

3.4.7. Finland, Poland and Baltics

For the year ended September 30, 2024, revenue in the Finland, Poland and Baltics segment was $859.3 million, an increase of $30.3 million or 3.7% over last year. On a constant currency basis, revenue increased by $5.7 million or 0.7%. The increase in revenue was mainly due to organic growth across most vertical markets. This was partially offset by the successful completion of IP integration projects in the prior year within the health vertical market.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were financial services and government, generating combined revenues of approximately $501 million for the year ended September 30, 2024.

3.4.8. Northwest and Central-East Europe

For the year ended September 30, 2024, revenue in the Northwest and Central-East Europe segment was $828.7 million, an increase of $72.8 million or 9.6% over last year. On a constant currency basis, revenue increased by $56.9 million or 7.5%. The increase in revenue was mainly due to organic growth across most vertical markets, including an increase in IP-based revenue.

On a client geographic basis, the top two Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $540 million for the year ended September 30, 2024.

3.4.9. Asia Pacific

For the year ended September 30, 2024, revenue in the Asia Pacific segment was $956.1 million, an increase of $52.1 million or 5.8% over last year. On a constant currency basis, revenue increased by $55.3 million or 6.1%. The increase in revenue was mainly due to the continued demand for our offshore delivery centers across most commercial vertical markets, including the ramp up of a new managed services contract within the MRD vertical market.

© 2024 CGI Inc.	Page 22

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.5. OPERATING EXPENSES

For the years ended September 30,					Change
	2024	% of revenue	2023	% of revenue	$	%

In thousands of CAD except for percentages

Costs of services, selling and administrative	12,259,730	83.5%	11,982,421	83.8%	277,309	(0.3%)

Foreign exchange loss	653	—%	1,198	—%	(545)	—%

3.5.1. Costs of Services, Selling and Administrative

Costs of services include the costs of serving our clients, which mainly consist of salaries, net of tax credits, performance based compensation and other direct costs, including travel expenses. These also mainly include professional fees and other contracted labour costs, as well as hardware, software and delivery center related costs.

Costs of selling and administrative mainly include salaries, performance based compensation, office space, internal solutions, business development related costs such as travel expenses, and other administrative and management costs.

For the year ended September 30, 2024, costs of services, selling and administrative expenses amounted to $12,259.7 million, an increase of $277.3 million when compared to the same period last year. As a percentage of revenue, costs of services, selling and administrative expenses decreased to 83.5% from 83.8%.

As a percentage of revenue, costs of services increased compared to the same period last year, mainly due to higher employee medical costs and prior years adjustments for research & development (R&D) tax credits. This was partially offset by profitable organic growth within the government vertical market, including higher IP-based revenues.

As a percentage of revenue, costs of selling and administrative decreased compared to the same period last year, mainly due to savings generated from the Cost Optimization Program (see section 3.6.2. of the present document).

During the year ended September 30, 2024, the translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $197.5 million, which was offset by the favourable translation impact of $251.0 million on our revenue.

3.5.2. Foreign Exchange Loss

During the year ended September 30, 2024, CGI incurred $0.7 million of foreign exchange losses, mainly driven by the timing of payments combined with the volatility of foreign exchange rates. The Company, in addition to its natural hedges, uses derivatives as a strategy to manage its exposure, to the extent possible.

© 2024 CGI Inc.	Page 23

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.6. EARNINGS BEFORE INCOME TAXES

The following table provides a reconciliation between our earnings before income taxes, which is reported in accordance with IFRS Accounting Standards, and adjusted EBIT:

For the years ended September 30,					Change
	2024	% of revenue	2023	% of revenue	$	%

In thousands of CAD except for percentage

Earnings before income taxes	2,290,951	15.6%	2,197,913	15.4%	93,038	0.2%

Plus the following items:

Acquisition-related and integration costs	5,866	—%	53,401	0.4%	(47,535)	(0.4%)

Cost Optimization Program	91,063	0.6%	8,964	0.1%	82,099	0.5%

Net finance costs	27,889	0.2%	52,463	0.4%	(24,574)	(0.2%)

Adjusted EBIT	2,415,769	16.5%	2,312,741	16.2%	103,028	0.3%

3.6.1. Acquisition-Related and Integration Costs

During the year ended September 30, 2024, the Company incurred $5.9 million of acquisition-related and integration costs. These costs were acquisition-related costs related to professional fees of $2.4 million. Integration costs were related to costs of vacating leased premises of $0.9 million, costs of rationalizing the redundancy of employment of $0.7 million, and other integration costs towards the CGI operating model of $1.8 million.

During the year ended September 30, 2023, the Company incurred $53.4 million of integration costs. These costs were related to costs of vacating leased premises of $10.8 million, costs of rationalizing the redundancy of employment of $23.2 million, and other integration costs towards the CGI operating model of $19.4 million.

3.6.2. Cost Optimization Program

During the three months ended September 30, 2023, the Company initiated a cost optimization program (Cost Optimization Program) to accelerate actions to improve operational efficiencies, including the increased use of automation and global delivery, and to rightsize its global real estate portfolio.

As at March 31, 2024, the Company completed its Cost Optimization Program for a total cost of $100.0 million, of which $91.1 million was expensed during the year ended September 30, 2024. These amounts included costs for terminations of employment of $69.5 million and costs of vacating leased premises of $21.6 million.

For the year ended September 30, 2023, these costs were mainly related to vacating leased premises for $6.4 million and costs for terminations of employment for $2.6 million.

3.6.3. Net Finance Costs

Net finance costs mainly include interest on our long-term debt, lease liabilities and financial assets. For the year ended September 30, 2024, the net finance costs decreased by $24.6 million, mainly due to additional interest income from our financial assets and by the scheduled repayment in full in December 2023 of the unsecured committed term loan credit facility.

© 2024 CGI Inc.	Page 24

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.7. ADJUSTED EBIT BY SEGMENT

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Western and Southern Europe	334,165	355,578	(21,413)	(6.0%)

As a percentage of segment revenue	12.9%	13.6%

U.S. Commercial and State Government	337,325	339,410	(2,085)	(0.6%)

As a percentage of segment revenue	14.5%	14.9%

Canada	463,171	477,502	(14,331)	(3.0%)

As a percentage of segment revenue	22.8%	23.1%

U.S. Federal	322,698	306,362	16,336	5.3%

As a percentage of segment revenue	16.1%	15.8%

Scandinavia and Central Europe	150,913	127,320	23,593	18.5%

As a percentage of segment revenue	9.1%	7.7%

U.K. and Australia	251,662	216,517	35,145	16.2%

As a percentage of segment revenue	15.9%	14.9%

Finland, Poland and Baltics	133,437	110,583	22,854	20.7%

As a percentage of segment revenue	15.5%	13.3%

Northwest and Central East-Europe	129,277	101,871	27,406	26.9%

As a percentage of segment revenue	15.6%	13.5%

Asia Pacific	293,121	277,598	15,523	5.6%

As a percentage of segment revenue	30.7%	30.7%

Adjusted EBIT	2,415,769	2,312,741	103,028	4.5%

Adjusted EBIT margin	16.5%	16.2%

For the year ended September 30, 2024, adjusted EBIT was $2,415.8 million, an increase of $103.0 million when compared to the last year. Adjusted EBIT margin increased to 16.5% from 16.2% when compared to last year. The increase in adjusted EBIT margin was mainly due to savings generated from the Cost Optimization Program and profitable organic growth within the government vertical market, including higher IP-based revenues. This was partially offset by higher employee medical costs and prior years adjustments for R&D tax credits.

3.7.1. Western and Southern Europe

For the year ended September 30, 2024, adjusted EBIT in the Western and Southern Europe segment was $334.2 million, a decrease of $21.4 million when compared to last year. Adjusted EBIT margin decreased to 12.9% from 13.6%. The change in adjusted EBIT margin was mainly due to prior years adjustments for R&D tax credits in France. This was partially offset by lower performance based compensation accruals and savings generated from the Cost Optimization Program.

3.7.2. U.S. Commercial and State Government

For the year ended September 30, 2024, adjusted EBIT in the U.S. Commercial and State Government segment was $337.3 million, a decrease of $2.1 million when compared to last year. Adjusted EBIT margin decreased to 14.5% from 14.9%. The change in adjusted EBIT margin was mainly due to higher employee medical costs, an impairment taken on a business solution and the impact of a favourable supplier contract settlement in the prior year. This was partially offset by profitable organic growth within most vertical markets, additional R&D tax credits and savings generated from the Cost Optimization Program.

© 2024 CGI Inc.	Page 25

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.7.3. Canada

For the year ended September 30, 2024, adjusted EBIT in the Canada segment was $463.2 million, a decrease of $14.3 million when compared to last year. Adjusted EBIT margin decreased to 22.8% from 23.1%. The change in adjusted EBIT margin was mainly due to lower utilization within the communications and utilities market and the temporary dilutive impact of a recent business acquisition within the financial services vertical market. This was partially offset by lower performance based compensation accruals and the savings generated from the Cost Optimization Program.

3.7.4. U.S. Federal

For the year ended September 30, 2024, adjusted EBIT in the U.S. Federal segment was $322.7 million, an increase of $16.3 million when compared to last year. Adjusted EBIT margin increased to 16.1% from 15.8%. The increase in adjusted EBIT margin was mainly due to savings generated from the Cost Optimization Program and additional tax credits. This was partially offset by higher employee medical costs.

3.7.5. Scandinavia and Central Europe

For the year ended September 30, 2024, adjusted EBIT in the Scandinavia and Central Europe segment was $150.9 million, an increase of $23.6 million when compared to last year. Adjusted EBIT margin increased to 9.1% from 7.7%. The increase in adjusted EBIT margin was mainly due to savings generated from the Cost Optimization Program, profitable organic growth within the government vertical market, including an increase in IP-based revenue, and lower performance based compensation accruals.

3.7.6. U.K. and Australia

For the year ended September 30, 2024, adjusted EBIT in the U.K. and Australia segment was $251.7 million, an increase of $35.1 million when compared to last year. Adjusted EBIT margin increased to 15.9% from 14.9%. The increase in adjusted EBIT margin was mainly due to profitable organic growth within the government and communication and utilities vertical markets, as well as savings generated from the Cost Optimization Program.

3.7.7. Finland, Poland and Baltics

For the year ended September 30, 2024, adjusted EBIT in the Finland, Poland and Baltics segment was $133.4 million, an increase of $22.9 million when compared to last year. Adjusted EBIT margin increased to 15.5% from 13.3%. The increase in adjusted EBIT margin was mainly due to profitable organic growth across most vertical markets, savings generated from the Cost Optimization Program and additional tax credits. This was partially offset by the successful completion of IP integration projects in the prior year within the health vertical market.

3.7.8. Northwest and Central-East Europe

For the year ended September 30, 2024, adjusted EBIT in the Northwest and Central-East Europe segment was $129.3 million, an increase of $27.4 million when compared to last year. Adjusted EBIT margin increased to 15.6% from 13.5%. The increase in adjusted EBIT margin was mainly due to profitable organic growth across most vertical markets and savings generated from the Cost Optimization Program.

3.7.9. Asia Pacific

For the year ended September 30, 2024, adjusted EBIT in the Asia Pacific segment was $293.1 million, an increase of $15.5 million when compared to last year. Adjusted EBIT margin remained stable at 30.7%.

© 2024 CGI Inc.	Page 26

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.8. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	2,290,951	2,197,913	93,038	4.2%

Income tax expense	598,236	566,664	31,572	5.6%

Effective tax rate	26.1%	25.8%

Net earnings	1,692,715	1,631,249	61,466	3.8%

Net earnings margin	11.5%	11.4%	0.1%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	228,074,108	234,041,041	(5,966,933)	(2.5%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	231,672,861	237,702,081	(6,029,220)	(2.5%)

Earnings per share (in dollars)

Basic	7.42	6.97	0.45	6.5%

Diluted	7.31	6.86	0.45	6.6%

3.8.1. Income Tax Expense

For the year ended September 30, 2024, income tax expense was $598.2 million compared to $566.7 million last year and our effective tax rate increased to 26.1% from 25.8% last year. When excluding tax effects from acquisition-related and integration costs and the Cost Optimization Program, the effective tax rate increased to 26.0% from 25.7%. In both cases, the increase was mainly due to a higher statutory tax rate in the U.K. and lower tax-exempt R&D credits, partially offset by the change in profitability mix in certain geographies.

The table in section 3.8.3. shows the year-over-year comparison of the tax rate with the impact of specific items removed.

Based on the enacted rates at the end of Fiscal 2024 and our current profitability mix, we expect our effective tax rate before specific items to be in the range of 25.5% to 26.5% in subsequent periods.

3.8.2. Weighted Average Number of Shares Outstanding

For Fiscal 2024, CGI’s basic and diluted weighted average number of shares outstanding decreased compared to Fiscal 2023 due to the impact of the purchase for cancellation of Class A Shares, partially offset by the exercise of stock options. The table in section 3.8.3. shows the year-over-year comparison of the weighted average number of shares outstanding. See notes 19, 20 and 21 of our audited consolidated financial statements for additional information.

© 2024 CGI Inc.	Page 27

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs and the Cost Optimization Program.

For the years ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages and shares data

Earnings before income taxes	2,290,951	2,197,913	93,038	4.2%

Add back:

Acquisition-related and integration costs	5,866	53,401	(47,535)	(89.0%)

Cost Optimization Program	91,063	8,964	82,099	915.9%

Earnings before income taxes excluding specific items	2,387,880	2,260,278	127,602	5.6%

Income tax expense	598,236	566,664	31,572	5.6%

Effective tax rate	26.1%	25.8%

Add back:

Tax deduction on acquisition-related and integration costs	763	11,336	(10,573)	(93.3%)

Impact on effective tax rate	—%	(0.1%)

Tax deduction on Cost Optimization Program	22,956	2,240	20,716	924.8%

Impact on effective tax rate	(0.1%)	—%

Income tax expense excluding specific items	621,955	580,240	41,715	7.2%

Effective tax rate excluding specific items	26.0%	25.7%

Net earnings excluding specific items	1,765,925	1,680,038	85,887	5.1%

Net earnings margin excluding specific items	12.0%	11.8%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	228,074,108	234,041,041	(5,966,933)	(2.5%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	231,672,861	237,702,081	(6,029,220)	(2.5%)

Earnings per share excluding specific items (in dollars)

Basic	7.74	7.18	0.56	7.8%

Diluted	7.62	7.07	0.55	7.8%

© 2024 CGI Inc.	Page 28

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

4.	Liquidity

4.1. CONSOLIDATED STATEMENTS OF CASH FLOWS

CGI’s growth is financed through a combination of cash flow from operations, drawing on our unsecured committed revolving credit facility, the issuance of long-term debt, and the issuance of equity. One of our financial priorities is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.

As at September 30, 2024, cash and cash equivalents were $1,461.1 million. Cash included in funds held for clients was $233.6 million. The following table provides a summary of the generation and use of cash and cash equivalents for the years ended September 30, 2024 and 2023.

For the years ended September 30,	2024	2023	Change

In thousands of CAD

Cash provided by operating activities	2,204,983	2,112,249	92,734

Cash used in investing activities	(775,384)	(561,858)	(213,526)

Cash used in financing activities	(1,607,657)	(1,192,376)	(415,281)

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients	34,704	8,884	25,820

Net (decrease) increase in cash, cash equivalents and cash included in funds held for clients	(143,354)	366,899	(510,253)

© 2024 CGI Inc.	Page 29

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

4.1.1. Cash Provided by Operating Activities

For the year ended September 30, 2024, cash provided by operating activities was $2,205.0 million or 15.0% of revenue compared to $2,112.2 million or 14.8% of revenue for the same period last year.

For the year ended September 30, 2024, the cash provided by operating activities was mainly generated by earnings before amortization, depreciation and impairment and an improvement in our DSO. This was partially offset by the timing of tax instalment payments.

The following table provides a summary of the generation and use of cash from operating activities:

For the years ended September 30,	2024	2023	Change

In thousands of CAD

Net earnings	1,692,715	1,631,249	61,466

Amortization, depreciation and impairment	536,859	519,648	17,211

Deferred income tax recovery	(146,100)	(109,496)	(36,604)

Other adjustments[1]	56,513	54,383	2,130

Cash flow from operating activities before net change in non-cash working capital items and others	2,139,987	2,095,784	44,203

Net change in non-cash working capital items and others:

Accounts receivable, work in progress and deferred revenue	147,781	91,115	56,666

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	27,408	(179,052)	206,460

Income taxes	(98,207)	105,577	(203,784)

Others[2]	(11,986)	(1,175)	(10,811)

Net change in non-cash working capital items and others	64,996	16,465	48,531

Cash provided by operating activities	2,204,983	2,112,249	92,734

[1]	Comprised of foreign exchange gain, share-based payment costs and gain on sale of property, plant and equipment and on lease terminations.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets (excluding long-term receivables), derivative financial instruments and retirement benefits obligations.

The increase of $92.7 million from our cash provided by operating activities was mostly due to the timing of supplier payments, the earnings before amortization, depreciation and impairment and client collections. This was partially offset by the timing of tax instalment payments.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

© 2024 CGI Inc.	Page 30

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

4.1.2. Cash Used in Investing Activities

For the year ended September 30, 2024, $775.4 million were used in investing activities while $561.9 million were used over last year.

The following table provides a summary of the use of cash from investing activities:

For the years ended September 30,	2024	2023	Change

In thousands of CAD

Business acquisitions (net of cash acquired)	(380,313)	(13,039)	(367,274)

Loan receivable	7,508	(15,846)	23,354

Purchase of property, plant and equipment	(109,733)	(159,769)	50,036

Proceeds from sale of property, plant and equipment	5,732	—	5,732

Additions to contract costs	(97,059)	(102,082)	5,023

Additions to intangible assets	(153,907)	(147,200)	(6,707)

Net change in short-term and long-term investments	(47,612)	(123,922)	76,310

Cash used in investing activities	(775,384)	(561,858)	(213,526)

The increase of $213.5 million in cash used in investing activities during the year ended September 30, 2024 was mainly due to recent business acquisitions. This was partially offset by the net impact of proceeds and purchases of our funds held for clients’ investments, decreased investments in computer equipment and a loan receivable from the prior year.

© 2024 CGI Inc.	Page 31

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

4.1.3. Cash Used in Financing Activities

For the year ended September 30, 2024, $1,607.7 million were used in financing activities while $1,192.4 million were used over last year.

The following table provides a summary of the use of cash from financing activities:

For the years ended September 30,	2024	2023	Change

In thousands of CAD

Increase of long-term debt	747,073	948	746,125

Repayment of long-term debt	(1,154,878)	(79,150)	(1,075,728)

Settlement of derivative financial instruments	38,943	2,921	36,022

Payment of lease liabilities	(146,762)	(161,211)	14,449

Repayment of debt assumed from business acquisitions	(162,146)	(56,994)	(105,152)

Purchase for cancellation of Class A subordinate voting shares	(934,765)	(788,020)	(146,745)

Issuance of Class A subordinate voting shares	76,523	88,316	(11,793)

Purchase of Class A subordinate voting shares held in trusts	(66,847)	(74,455)	7,608

Withholding taxes remitted on the net settlement of performance share units	(15,407)	(13,879)	(1,528)

Net change in clients’ funds obligations	10,609	(110,852)	121,461

Cash used in financing activities	(1,607,657)	(1,192,376)	(415,281)

The increase of $415.3 million in cash used in financing activities during the year ended September 30, 2024 was mainly driven by the scheduled repayments in full of the unsecured committed term loan credit facility in the amount of $670.4 million (US$500.0 million) and the senior unsecured notes in the amount of $475.8 million (US$350.0 million), by an increase in the settlement of Class A Shares purchased for cancellation and by the repayment of debt assumed from business acquisitions. This was partially offset by the issuance of senior unsecured notes for an amount of $747.1 million (see section 2.4. of the present document) and by the net change in clients’ funds obligations.

4.1.4. Effect of Foreign Exchange Rate Changes on Cash, Cash Equivalents and Cash Included in Funds Held for Clients

For the year ended September 30, 2024, the effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients had a favourable impact of $34.7 million. This amount had no effect on net earnings as it was recorded in other comprehensive income.

© 2024 CGI Inc.	Page 32

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

4.2. CAPITAL RESOURCES

As at September 30, 2024	Available

In thousands of CAD

Cash and cash equivalents	1,461,145

Short-term investments	3,279

Long-term investments	24,209

Unsecured committed revolving credit facility[1]	1,496,355

Total[2]	2,984,988

[1]	As at September 30, 2024, letters of credit in the amount of $3.6 million were outstanding against the $1.5 billion unsecured committed revolving credit facility.

[2]	Excludes cash, term deposits and long-term bonds included in funds held for clients for $233.6 million, $50.0 million and $223.2 million, respectively.

As at September 30, 2024, cash and cash equivalents and investments represented $1,488.6 million.

Short-term and long-term investments include corporate bonds with maturities ranging from 91 days to five years, with a credit rating of A- or higher.

As at September 30, 2024, the aggregate amount of the capital resources available to the Company was $2,985.0 million.

As at September 30, 2024, the Company was in compliance with all of its restrictive covenants contained in its senior unsecured notes and its restrictive covenants and ratios contained in its unsecured committed revolving credit facility.

As at September 30, 2024, CGI was showing a positive working capital (total current assets minus total current liabilities) of $1,268.2 million. The Company also had $1,496.4 million available under its unsecured committed revolving credit facility and is generating a significant level of cash, which CGI’s management currently considers will allow the Company to fund its operations while maintaining adequate levels of liquidity.

The tax implications and impact related to the repatriation of cash will not materially affect the Company’s liquidity.

4.3. CONTRACTUAL OBLIGATIONS

We are committed under the terms of contractual obligations which have various expiration dates, primarily related to long-term debt and the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements.

Commitment type	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years

In thousands of CAD

Long-term debt	2,703,694	999	1,111,677	1,050,167	540,851

Estimated interest on long-term debt net of swaps	229,584	51,641	93,663	59,399	24,881

Lease liabilities	620,095	150,252	223,428	150,460	95,955

Estimated interest on lease liabilities	77,203	22,809	31,047	15,866	7,481

Long-term service agreements	398,220	191,651	164,068	42,501	—

Total[1]	4,028,796	417,352	1,623,883	1,318,393	669,168

[1]	Excludes clients’ funds obligations for an amount of $504.5 million payable in less than 1 year.

4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS

We use various financial instruments to help us manage our exposure to fluctuations of foreign currency exchange rates and interest rates. See note 32 of our audited consolidated financial statements for additional information on our financial instruments and hedging transactions.

© 2024 CGI Inc.	Page 33

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

4.5. SELECTED MEASURES OF CAPITAL RESOURCES AND LIQUIDITY

As at September 30,	2024	2023

In thousands of CAD except for percentages

Reconciliation between long-term debt and lease liabilities[1] and net debt:

Long-term debt and lease liabilities[1]	3,308,403	3,742,284

Minus the following items:

Cash and cash equivalents	1,461,145	1,568,291

Short-term investments	3,279	7,332

Long-term investments	24,209	17,113

Fair value of foreign currency derivative financial instruments related to debt	—	14,904

Net debt	1,819,770	2,134,644

Net debt to capitalization ratio	16.2%	20.4%

Return on invested capital	16.0%	16.0%

Days sales outstanding	41	44

[1]

As at September 30, 2024, long-term debt and lease liabilities were $2,688.3 million ($3,100.3 million as at September 30, 2023) and $620.1 million ($642.0 million as at September 30, 2023), respectively, including their current portions.

During the year ended September 30, 2024, our long-term debt and lease liabilities decreased by $433.9 million mainly driven by the scheduled repayment in full of the unsecured committed term loan credit facility for an amount of $670.4 million (US$500.0 million) and the scheduled repayment of the senior unsecured notes for an amount of $475.8 million (US$350.0 million) partially offset by the issuance of senior unsecured notes for an amount of $747.1 million (see section 2.4. of the present document).

On October 30, 2024, the unsecured committed revolving credit facility was extended by one year to October 2029 and can be further extended. There were no material changes in the terms and conditions including interest rates and banking covenants.

We use the net debt to capitalization ratio as an indication of our financial leverage in order to realize our Build and Buy strategy (see section 1.2. of the present document for additional information on our Build and Buy strategy). The net debt to capitalization ratio decreased to 16.2% in Fiscal 2024 from 20.4% in Fiscal 2023 mostly due to our cash generation, partially offset by the repurchase of shares and business acquisitions during the last four quarters.

ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital ratio remained stable at 16.0% in Fiscal 2024 when compared to the same period last year.

DSO decreased to 41 days at the end of Fiscal 2024 when compared to 44 days in Fiscal 2023. The decrease was mainly due to improved collections.

© 2024 CGI Inc.	Page 34

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

4.6. GUARANTEES

In the normal course of operations, we may enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures and guarantees on government and commercial contracts.

In connection with sales of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as a result of breaches in our contractual obligations, including representations and warranties, intellectual property right infringement claims and litigation against counterparties, among others.

While some of the agreements specify a maximum potential exposure, others do not specify a maximum amount or a maturity date or survival period. It is not possible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. No amount has been accrued in the consolidated balance sheets relating to this type of guarantee or indemnification as at September 30, 2024. The Company does not expect to incur any potential payment in connection with these guarantees that could have a material adverse effect on its audited consolidated financial statements.

In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once we are awarded the bid. We would also be liable for the performance bonds in the event of a default in the performance of our obligations. As at September 30, 2024, we had committed a total of $49.4 million for these bonds. We have complied with our performance obligations under all service contracts for which there was a bid or performance bond in all material respects, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.

4.7. CAPABILITY TO DELIVER RESULTS

CGI’s management believes that the Company has sufficient capital resources to support ongoing business operations and execute our Build and Buy growth strategy. Our principal and most accretive uses of cash are: to invest in our business (procuring new large managed IT and business process services contracts and developing business and IP solutions); to pursue accretive acquisitions; to purchase for cancellation Class A Shares and pay down debt. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in Fiscal 2025.

To successfully implement the Company’s strategy, CGI relies on a strong leadership team, supported by highly knowledgeable consultants and professionals with relevant relationships and significant experience in both IT and our targeted industries. CGI fosters leadership development through the CGI Leadership Institute ensuring continuity and knowledge transfer across the organization. For key positions, a detailed succession plan is established and revised frequently.

As a Company built on human capital, the knowledge of our consultants and professionals are critical to delivering quality service to our clients. Our human resources program allows us to attract and retain the best talent as it provides competitive compensation and benefits, a favourable working environment, training programs and career development opportunities. Employee satisfaction is monitored annually through a Company-wide survey. In addition, a majority of our professionals are owners of CGI through our Share Purchase Plan, which, along with our Profit Participation Plan, allows them to share in the Company’s success, further aligning stakeholder interests.

In addition to capital resources and talent, CGI has established the Management Foundation, which encompasses governance policies, organizational models and sophisticated management frameworks for our business units and corporate processes. This robust governance model provides a common business language for managing all operations consistently across the globe, driving a focus on continuous improvement. CGI’s operations maintain appropriate certifications in accordance with service requirements such as ISO and CMMI certification programs.

© 2024 CGI Inc.	Page 35

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.	Fourth Quarter Results

5.1. BOOKINGS AND BOOK-TO-BILL RATIO

Bookings for the quarter ended September 30, 2024 were $3,822.6 billion representing a book-to-bill ratio of 104.4%. The breakdown of the new bookings signed during the quarter is as follows:

The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended September 30, 2024	Bookings for the year ended September 30, 2024	Book-to-bill ratio for the year ended September 30, 2024

Total CGI	3,822,615	16,044,075	109.3%

Scandinavia and Central Europe	861,475	2,068,257	117.5%

Canada	711,206	2,277,135	102.9%

Western and Southern Europe	571,014	2,925,526	114.8%

U.S. Federal	498,983	2,279,672	113.4%

U.K. and Australia	448,692	2,053,642	114.5%

U.S. Commercial and State Government	378,950	2,565,279	99.8%

Northwest and Central-East Europe	203,866	873,011	100.6%

Finland, Poland and Baltics	148,429	1,001,553	109.8%

© 2024 CGI Inc.	Page 36

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.2. FOREIGN EXCHANGE

The Company operates globally and is exposed to changes in foreign currency rates. Accordingly, as prescribed by IFRS Accounting Standards, we measure assets, liabilities and transactions that are measured in foreign currencies using various exchange rates. We report all dollar amounts in Canadian dollars.

Closing foreign exchange rates

As at September 30,	2024	2023	Change

U.S. dollar	1.3515	1.3538	(0.2%)

Euro	1.5064	1.4327	5.1%

Indian rupee	0.0161	0.0162	(0.6%)

British pound	1.8111	1.6530	9.6%

Swedish krona	0.1333	0.1243	7.2%

 Average foreign exchange rates

For the three months ended September 30,	2024	2023	Change

U.S. dollar	1.3643	1.3412	1.7%

Euro	1.4983	1.4593	2.7%

Indian rupee	0.0163	0.0162	0.6%

British pound	1.7732	1.6979	4.4%

Swedish krona	0.1309	0.1241	5.5%

© 2024 CGI Inc.	Page 37

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.3. REVENUE DISTRIBUTION

The following charts provide additional information regarding our revenue mix for the quarter ended September 30, 2024:

5.3.1. Client Concentration

IFRS Accounting Standards guidance on segment disclosures defines a single customer as a group of entities that are known to the reporting entity to be under common control. As a consequence, our work for the U.S. federal government including its various agencies represented 14.2% of our revenue for Q4 2024 as compared to 14.0% for Q4 2023.

© 2024 CGI Inc.	Page 38

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.4. REVENUE BY SEGMENT

Our segments are reported based on where the client’s work is delivered from within our geographic delivery model.

The following table provides a summary of the year-over-year changes in our revenue, in total and by segment before eliminations, separately showing the impacts of foreign currency exchange rate variations between Q4 2024 and Q4 2023. The Q4 2023 revenues by segment were recorded reflecting the actual foreign exchange rates for the respective period. The foreign exchange impact is the difference between the current period’s actual results and the same period’s results converted with the prior year’s foreign exchange rates.

For the three months ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Total CGI revenue	3,660,391	3,507,336	153,055	4.4%

Constant currency revenue growth	2.0%

Foreign currency impact	2.4%

Variation over previous period	4.4%

Western and Southern Europe

Revenue prior to foreign currency impact	603,646	606,528	(2,882)	(0.5%)

Foreign currency impact	17,198

Western and Southern Europe revenue	620,844	606,528	14,316	2.4%

U.S. Commercial and State Government

Revenue prior to foreign currency impact	568,506	567,267	1,239	0.2%

Foreign currency impact	9,806

U.S. Commercial and State Government revenue	578,312	567,267	11,045	1.9%

Canada

Revenue prior to foreign currency impact	512,107	509,351	2,756	0.5%

Foreign currency impact	217

Canada revenue	512,324	509,351	2,973	0.6%

U.S. Federal

Revenue prior to foreign currency impact	514,100	489,813	24,287	5.0%

Foreign currency impact	8,728

U.S. Federal revenue	522,828	489,813	33,015	6.7%

Scandinavia and Central Europe

Revenue prior to foreign currency impact	378,888	391,606	(12,718)	(3.2%)

Foreign currency impact	14,239

Scandinavia and Central Europe revenue	393,127	391,606	1,521	0.4%

U.K. and Australia

Revenue prior to foreign currency impact	402,657	375,740	26,917	7.2%

Foreign currency impact	18,667

U.K. and Australia revenue	421,324	375,740	45,584	12.1%

Finland, Poland and Baltics

Revenue prior to foreign currency impact	196,729	193,802	2,927	1.5%

Foreign currency impact	6,403

Finland, Poland and Baltics revenue	203,132	193,802	9,330	4.8%

© 2024 CGI Inc.	Page 39

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

For the three months ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Northwest and Central-East Europe

Revenue prior to foreign currency impact	201,162	187,101	14,061	7.5%

Foreign currency impact	4,422

Northwest and Central-East Europe revenue	205,584	187,101	18,483	9.9%

Asia Pacific

Revenue prior to foreign currency impact	245,927	231,654	14,273	6.2%

Foreign currency impact	1,096

Asia Pacific revenue	247,023	231,654	15,369	6.6%

Eliminations	(44,107)	(45,526)	1,419	(3.1%)

For the three months ended September 30, 2024, revenue was $3,660.4 million, an increase of $153.1 million or 4.4% over the same period last year. On a constant currency basis, revenue increased by $70.9 million or 2.0%. The increase in revenue was mainly due to recent business acquisitions, one more available day to bill and organic growth within the government vertical market. This was partially offset by lower demand within the financial services and communication and utilities vertical markets.

5.4.1. Western and Southern Europe

Revenue in the Western and Southern Europe segment was $620.8 million in Q4 2024, an increase of $14.3 million or 2.4% over the same period last year. On a constant currency basis, revenue decreased by $2.9 million or 0.5%. The change in revenue was mainly due to lower demand within the MRD vertical market and in business consulting services, mainly within the financial services vertical market. This was partially offset by two more available days to bill.

On a client geographic basis, the top two Western and Southern Europe vertical markets were MRD and financial services, generating combined revenues of approximately $360 million for the three months ended September 30, 2024.

5.4.2. U.S. Commercial and State Government

Revenue in the U.S. Commercial and State Government segment was $578.3 million in Q4 2024, an increase of $11.0 million or 1.9% over the same period last year. On a constant currency basis, revenue increased by $1.2 million or 0.2%. The increase in revenue was mainly due to a recent business acquisition, organic growth within the MRD and government vertical markets and one more available day to bill. This was partially offset by lower demand within the financial services and health vertical markets, the increased use of our Asia Pacific offshore delivery centers for client work, as well as lower IP license sales.

On a client geographic basis, the top two U.S. Commercial and State Government vertical markets were financial services and government, generating combined revenues of approximately $392 million for the three months ended September 30, 2024.

5.4.3. Canada

Revenue in the Canada segment was $512.3 million in Q4 2024, an increase of $3.0 million or 0.6% over the same period last year. On a constant currency basis, revenue increased by $2.8 million or 0.5%. The increase in revenue was mainly due to a recent business acquisition within the financial services vertical market. This was partially offset by lower demand in the communications and utilities vertical market.

On a client geographic basis, the top two Canada vertical markets were financial services and communications and utilities, generating combined revenues of approximately $359 million for the three months ended September 30, 2024.

© 2024 CGI Inc.	Page 40

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.4.4. U.S. Federal

Revenue in the U.S. Federal segment was $522.8 million in Q4 2024, an increase of $33.0 million or 6.7% over the same period last year. On a constant currency basis, revenue increased by $24.3 million or 5.0%. The increase in revenue was mainly due to a recent business acquisition, higher transaction volumes related to our IP business process services and one more available day to bill.

For the three months ended September 30, 2024, $474.5 million of revenues within the U.S. Federal segment were federal civilian based.

5.4.5. Scandinavia and Central Europe

Revenue in the Scandinavia and Central Europe segment was $393.1 million in Q4 2024, an increase of $1.5 million or 0.4% over the same period last year. On a constant currency basis, revenue decreased by $12.7 million or 3.2%. The change in revenue was mainly due to lower demand within the government and MRD vertical markets. This was partially offset by adjustments of cost to complete on certain projects in the prior year and one more available day to bill.

On a client geographic basis, the top two Scandinavia and Central Europe vertical markets were MRD and government, generating combined revenues of approximately $289 million for the three months ended September 30, 2024.

5.4.6. U.K. and Australia

Revenue in the U.K. and Australia segment was $421.3 million in Q4 2024, an increase of $45.6 million or 12.1% over the same period last year. On a constant currency basis, revenue increased by $26.9 million or 7.2%. The increase in revenue was mainly due to organic growth within the government vertical market, including an increase in project related equipment sales, as well as one more available day to bill.

On a client geographic basis, the top two U.K. and Australia vertical markets were government and communications and utilities, generating combined revenues of approximately $356 million for the three months ended September 30, 2024.

5.4.7. Finland, Poland and Baltics

Revenue in the Finland, Poland and Baltics segment was $203.1 million in Q4 2024, an increase of $9.3 million or 4.8% over the same period last year. On a constant currency basis, revenue increased by $2.9 million or 1.5%. The increase in revenue was mainly due to organic growth within the MRD vertical market and one more available day to bill. This was partially offset by lower demand within the health vertical market.

On a client geographic basis, the top two Finland, Poland and Baltics vertical markets were financial services and government, generating combined revenues of approximately $119 million for the three months ended September 30, 2024.

5.4.8. Northwest and Central-East Europe

Revenue in the Northwest and Central-East Europe segment was $205.6 million in Q4 2024, an increase of $18.5 million or 9.9% over the same period last year. On a constant currency basis, revenue increased by $14.1 million or 7.5%. The increase in revenue was mainly due to organic growth across most vertical markets, including an increase in IP-based revenue, and one more available day to bill.

On a client geographic basis, the top two Northwest and Central-East Europe vertical markets were MRD and government, generating combined revenues of approximately $133 million for the three months ended September 30, 2024.

5.4.9. Asia Pacific

Revenue in the Asia Pacific segment was $247.0 million in Q4 2024, an increase of $15.4 million or 6.6% over the same period last year. On a constant currency basis, revenue increased by $14.3 million or 6.2%. The increase in revenue was mainly due to the continued demand for our offshore delivery centers within our financial services and MRD vertical markets, as well as two more available days to bill.

© 2024 CGI Inc.	Page 41

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.5. ADJUSTED EBIT BY SEGMENT

For the three months ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentages

Western and Southern Europe	65,109	78,068	(12,959)	(16.6%)

As a percentage of segment revenue	10.5%	12.9%

U.S. Commercial and State Government	93,115	94,628	(1,513)	(1.6%)

As a percentage of segment revenue	16.1%	16.7%

Canada	110,871	127,385	(16,514)	(13.0%)

As a percentage of segment revenue	21.6%	25.0%

U.S. Federal	94,038	74,227	19,811	26.7%

As a percentage of segment revenue	18.0%	15.2%

Scandinavia and Central Europe	35,740	20,686	15,054	72.8%

As a percentage of segment revenue	9.1%	5.3%

U.K. and Australia	62,321	60,638	1,683	2.8%

As a percentage of segment revenue	14.8%	16.1%

Finland, Poland and Baltics	38,662	27,383	11,279	41.2%

As a percentage of segment revenue	19.0%	14.1%

Northwest and Central-East Europe	31,234	26,471	4,763	18.0%

As a percentage of segment revenue	15.2%	14.1%

Asia Pacific	69,159	63,553	5,606	8.8%

As a percentage of segment revenue	28.0%	27.4%

Adjusted EBIT	600,249	573,039	27,210	4.7%

Adjusted EBIT margin	16.4%	16.3%

Adjusted EBIT for the three months ended September 30, 2024 was $600.2 million, an increase of $27.2 million from Q4 2023. Adjusted EBIT margin increased to 16.4% from 16.3% when compared to last year. The increase was mainly due to one more available day to bill, savings generated from the Cost Optimization Program and adjustments of cost to complete on certain projects in the prior year within the Scandinavia and Central Europe segment. This was partially offset by the impact of lower utilization within the financial services and communication and utilities vertical markets, as well as prior years adjustments for R&D tax credits.

5.5.1. Western and Southern Europe

Adjusted EBIT in the Western and Southern Europe segment was $65.1 million in Q4 2024, a decrease of $13.0 million when compared to Q4 2023. Adjusted EBIT margin decreased to 10.5% from 12.9% in Q4 2023. The change in adjusted EBIT margin was mainly due to prior years adjustments for R&D tax credits in France. This was partially offset by two more available days to bill and savings generated from the Cost Optimization Program.

5.5.2. U.S. Commercial and State Government

Adjusted EBIT in the U.S. Commercial and State Government segment was $93.1 million in Q4 2024, a decrease of $1.5 million when compared to Q4 2023. Adjusted EBIT margin decreased to 16.1% from 16.7% in Q4 2023. The change in adjusted EBIT margin was mainly due to lower IP license sales, the impact of lower utilization within the financial services and an adjustment due to the reevaluation of cost to complete on a project. This was partially offset by additional R&D tax credits and savings generated from the Cost Optimization Program.

© 2024 CGI Inc.	Page 42

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.5.3. Canada

Adjusted EBIT in the Canada segment was $110.9 million in Q4 2024, a decrease of $16.5 million when compared to Q4 2023. Adjusted EBIT margin decreased to 21.6% from 25.0% in Q4 2023. The change in adjusted EBIT margin was mainly due to lower utilization within the communications and utilities and the financial services vertical markets, as well as the temporary dilutive impact of a recent business acquisition within the financial services vertical market. This was partially offset by lower performance based compensation accruals and savings generated from the Cost Optimization Program.

5.5.4. U.S. Federal

Adjusted EBIT in the U.S. Federal segment was $94.0 million in Q4 2024, an increase of $19.8 million when compared to Q4 2023. Adjusted EBIT margin increased to 18.0% from 15.2% in Q4 2023. The increase in adjusted EBIT margin was mainly due to the higher transaction volumes related to our IP business process services, additional R&D tax credits and savings generated from the Cost Optimization Program. This was partially offset by higher performance based compensation accruals and the temporary dilutive impact of a recent business acquisition.

5.5.5. Scandinavia and Central Europe

Adjusted EBIT in the Scandinavia and Central Europe segment was $35.7 million in Q4 2024, an increase of $15.1 million when compared to Q4 2023. Adjusted EBIT margin increased to 9.1% from 5.3% in Q4 2023. The increase in adjusted EBIT margin was mainly due to adjustments of cost to complete on certain projects in the prior year, one more available day to bill, savings generated from the Cost Optimization program, as well as lower performance based compensation accrual. This was partially offset by lower utilization within the MRD and government vertical markets.

5.5.6. U.K. and Australia

Adjusted EBIT in the U.K. and Australia segment was $62.3 million in Q4 2024, an increase of $1.7 million when compared to Q4 2023. Adjusted EBIT margin decreased to 14.8% from 16.1% in Q4 2023. The change in adjusted EBIT margin was mainly due to higher performance based compensation accruals, lower IP license sales, as well as project related equipment sales within the government vertical market. This was partially offset by additional R&D tax credits, one more available day to bill and savings generated from the Cost Optimization Program.

5.5.7. Finland, Poland and Baltics

Adjusted EBIT in the Finland, Poland and Baltics segment was $38.7 million in Q4 2024, an increase of $11.3 million when compared to Q4 2023. Adjusted EBIT margin increased to 19.0% from 14.1% in Q4 2023. The increase in adjusted EBIT margin was mainly due to additional R&D tax credits, savings generated from the Cost Optimization Program, one more available day to bill and profitable growth within the government and MRD vertical markets.

5.5.8. Northwest and Central-East Europe

Adjusted EBIT in the Northwest and Central-East Europe segment was $31.2 million in Q4 2024, an increase of $4.8 million when compared to Q4 2023. Adjusted EBIT margin increased to 15.2% from 14.1% in Q4 2023. The increase in adjusted EBIT was mainly due to one more available day to bill, profitable organic growth across most vertical markets and savings generated from the Cost Optimization Program.

5.5.9. Asia Pacific

Adjusted EBIT in the Asia Pacific segment was $69.2 million in Q4 2024, an increase of $5.6 million when compared to Q4 2023. Adjusted EBIT margin increased to 28.0% from 27.4% in Q4 2023. The increase in adjusted EBIT margin was mainly due to two more available days to bill.

© 2024 CGI Inc.	Page 43

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.6. NET EARNINGS AND EARNINGS PER SHARE

The following table sets out the information supporting the earnings per share calculations:

For the three months ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentage and shares data

Adjusted EBIT	600,249	573,039	27,210	4.7%

Minus the following items:

Acquisition-related and integration costs	3,443	—	3,443	—%

Cost Optimization Program	—	8,964	(8,964)	—%

Net finance costs	4,394	6,148	(1,754)	(28.5%)

Earnings before income taxes	592,412	557,927	34,485	6.2%

Income tax expense	156,489	143,451	13,038	9.1%

Effective tax rate	26.4%	25.7%

Net earnings	435,923	414,476	21,447	5.2%

Net earnings margin	11.9%	11.8%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	225,247,324	231,931,083	(6,683,759)	(2.9%)

Class A subordinate voting shares and Class B shares ( multiple voting) (diluted)	228,777,092	235,703,369	(6,926,277)	(2.9%)

Earnings per share (in dollars)

Basic	1.94	1.79	0.15	8.4%

Diluted	1.91	1.76	0.15	8.5%

For the three months ended September 30, 2024, the income tax expense was $156.5 million compared to $143.5 million over the same period last year, while our effective tax rate increased to 26.4% from 25.7%. The increase was mainly due to a higher statutory tax rate in the U.K. and lower tax-exempt R&D credits, partially offset by the change in profitability mix in certain geographies.

For Q4 2024, CGI’s basic and diluted weighted average number of shares outstanding decreased compared to Q4 2023 due to the impact of the purchase for cancellation of Class A Shares during the year. This was partially offset by the exercise of stock options during the year.

© 2024 CGI Inc.	Page 44

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.6.1. Net Earnings and Earnings per Share Excluding Specific Items

Below is a table showing the year-over-year comparison excluding specific items, namely acquisition-related and integration costs and the Cost Optimization Program:

For the three months ended September 30,			Change
	2024	2023	$	%

In thousands of CAD except for percentage and shares data

Earnings before income taxes	592,412	557,927	34,485	6.2%

Add back:

Acquisition-related and integration costs	3,443	—	3,443	—%

Cost Optimization Program	—	8,964	(8,964)	(100.0%)

Earnings before income taxes excluding specific items	595,855	566,891	28,964	5.1%

Income tax expense	156,489	143,451	13,038	9.1%

Effective tax rate	26.4%	25.7%

Add back:

Tax deduction on acquisition-related and integration costs	279	—	279	—%

Impact on effective tax rate	(0.1%)	—%

Tax deduction on Cost Optimization Program	—	2,240	(2,240)	(100.0%)

Impact on effective tax rate	—%	—%

Income tax expense excluding specific items	156,768	145,691	11,077	7.6%

Effective tax rate excluding specific items	26.3%	25.7%

Net earnings excluding specific items	439,087	421,200	17,887	4.2%

Net earnings margin excluding specific items	12.0%	12.0%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	225,247,324	231,931,083		(2.9%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	228,777,092	235,703,369		(2.9%)

Earnings per share excluding specific items (in dollars)

Basic	1.95	1.82	0.13	7.1%

Diluted	1.92	1.79	0.13	7.3%

© 2024 CGI Inc.	Page 45

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.7. CONSOLIDATED STATEMENTS OF CASH FLOWS

As at September 30, 2024, cash and cash equivalents were $1,461.1 million. Cash included in funds held for clients was $233.6 million. The following table provides a summary of the generation and use of cash and cash equivalents for the quarters ended September 30, 2024 and 2023.

For the three months ended September 30,	2024	2023	Change

In thousands of CAD

Cash provided by operating activities	629,061	628,734	327

Cash used in investing activities	(565,189)	(93,002)	(472,187)

Cash provided by (used in) financing activities	31,588	(603,611)	635,199

Effect of foreign exchange rate changes on cash, cash equivalents and cash included in funds held for clients	10,696	111	10,585

Net increase (decrease) in cash, cash equivalents and cash included in funds held for clients	106,156	(67,768)	173,924

5.7.1. Cash Provided by Operating Activities

For Q4 2024, cash provided by operating activities was $629.1 million or 17.2% of revenue compared to $628.7 million or 17.9% of revenue for the same period last year.

The cash provided by operating activities during the three months ended September 30, 2024 was mainly generated by earnings before amortization, depreciation and impairment and by the timing of client collections, partially offset by timing of tax installments.

The following table provides a summary of the generation and use of cash from operating activities:

For the three months ended September 30,	2024	2023	Change

In thousands of CAD

Net earnings	435,923	414,476	21,447

Amortization, depreciation and impairment	123,050	138,097	(15,047)

Deferred income tax recovery	(57,023)	(16,993)	(40,030)

Other adjustments[1]	12,445	12,251	194

Cash flow from operating activities before net change in non-cash working capital items and others	514,395	547,831	(33,436)

Net change in non-cash working capital items and others:

Accounts receivable, work in progress and deferred revenue	108,625	138,603	(29,978)

Accounts payable and accrued liabilities, accrued compensation and employee-related liabilities, provisions and long-term liabilities	21,381	(1,956)	23,337

Income taxes	(27,761)	(60,282)	32,521

Others[2]	12,421	4,538	7,883

Net change in non-cash working capital items and others	114,666	80,903	33,763

Cash provided by operating activities	629,061	628,734	327

[1]	Comprised of foreign exchange gain, share-based payment costs and gain on sale of property, plant and equipment and on lease terminations.

[2]	Comprised of prepaid expenses and other assets, long-term financial assets (excluding long-term receivables), derivative financial instruments and retirement benefits obligations.

For the three months ended September 30, 2024, the increase of $0.3 million from our cash provided by operating activities was mostly due to timing of supplier payments and earnings before amortization, depreciation and impairment, partially offset by the timing of tax installment payments.

The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations.

© 2024 CGI Inc.	Page 46

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

5.7.2. Cash Used in Investing Activities

For Q4 2024, $565.2 million were used in investing activities while $93.0 million were used in the prior year.

The following table provides a summary of the generation and use of cash from investing activities:

For the three months ended September 30,	2024	2023	Change

In thousands of CAD

Business acquisitions (net of cash acquired)	(330,158)	—	(330,158)

Loan receivable	1,988	1,754	234

Purchase of property, plant and equipment	(23,385)	(34,455)	11,070

Proceeds from sale of property, plant and equipment	5,732	—	5,732

Additions to contract costs	(25,194)	(24,585)	(609)

Additions to intangible assets	(33,057)	(47,965)	14,908

Net change in short-term and long-term investments	(161,115)	12,249	(173,364)

Cash used in investing activities	(565,189)	(93,002)	(472,187)

The increase of $472.2 million in cash used in investing activities during the three months ended September 30, 2024 was mainly due to recent business acquisitions and the net impact of proceeds and purchases of our funds held for clients’ investments.

5.7.3. Cash Provided by (Used in) Financing Activities

For Q4 2024, $31.6 million were provided by financing activities while $603.6 million were used in the prior year.

The following table provides a summary of the generation and use of cash from financing activities:

For the three months ended September 30,	2024	2023	Change

In thousands of CAD

Increase of long-term debt	747,073	—	747,073

Repayment of long-term debt	(475,793)	(70,320)	(405,473)

Payment of lease liabilities	(28,413)	(43,713)	15,300

Repayment of debt assumed in a business acquisition	(162,146)	—	(162,146)

Settlement of derivative financial instruments	20,856	2,921	17,935

Withholding taxes remitted on the net settlement of performance share units	(526)	(29)	(497)

Purchase for cancellation of Class A subordinate voting shares	(49,366)	(324,667)	275,301

Issuance of Class A subordinate voting shares	18,037	12,527	5,510

Net change in clients’ funds obligations	(38,134)	(180,330)	142,196

Cash provided by (used in) financing activities	31,588	(603,611)	635,199

The change of $635.2 million was mainly driven by the issuance of senior unsecured notes for an amount of $747.1 million (see section 2.4. of the present document), the purchase for cancellation of Class A Shares and by the net change in clients’ funds obligations. These were partially offset by the scheduled repayments in full of senior unsecured notes in the amount of $475.8 million (US$350.0 million) and by the repayment of debt assumed from a business acquisition.

© 2024 CGI Inc.	Page 47

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

6.	Eight Quarter Summary

As at and for the three months ended	Sept. 30, 2024	Jun. 30, 2024	Mar. 31, 2024	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022

In millions of CAD unless otherwise noted

Growth

Revenue	3,660.4	3,672.0	3,740.8	3,603.0	3,507.3	3,623.4	3,715.3	3,450.3

Year-over-year revenue growth	4.4%	1.3%	0.7%	4.4%	8.0%	11.2%	13.7%	11.6%

Constant currency revenue growth	2.0%	0.2%	0.0%	1.5%	2.2%	6.3%	11.4%	12.3%

Backlog[1]	28,724	27,563	26,823	26,573	26,059	25,633	25,241	25,011

Bookings	3,823	4,280	3,754	4,187	3,996	4,388	3,839	4,035

Book-to-bill ratio	104.4%	116.6%	100.4%	116.2%	113.9%	121.1%	103.3%	117.0%

Book-to-bill ratio trailing twelve months	109.3%	111.7%	112.8%	113.6%	113.7%	113.3%	109.1%	108.9%

Profitability

Earnings before income taxes	592.4	594.0	577.4	527.1	557.9	559.0	564.5	516.5

Earnings before income taxes margin	16.2%	16.2%	15.4%	14.6%	15.9%	15.4%	15.2%	15.0%

Adjusted EBIT[2]	600.2	602.8	628.5	584.2	573.0	584.8	600.8	554.1

Adjusted EBIT margin	16.4%	16.4%	16.8%	16.2%	16.3%	16.1%	16.2%	16.1%

Net earnings	435.9	440.1	426.9	389.8	414.5	415.0	419.4	382.4

Net earnings margin	11.9%	12.0%	11.4%	10.8%	11.8%	11.5%	11.3%	11.1%

Diluted EPS (in dollars)	1.91	1.91	1.83	1.67	1.76	1.75	1.76	1.60

Net earnings excluding specific items[2]	439.1	440.2	459.4	427.2	421.2	425.7	435.0	398.2

Net earnings margin excluding specific items	12.0%	12.0%	12.3%	11.9%	12.0%	11.7%	11.7%	11.5%

Diluted EPS excluding specific items (in dollars)[2]	1.92	1.91	1.97	1.83	1.79	1.80	1.82	1.66

Liquidity

Cash provided by operating activities	629.1	496.7	502.0	577.2	628.7	409.1	469.1	605.3

As a percentage of revenue	17.2%	13.5%	13.4%	16.0%	17.9%	11.3%	12.6%	17.5%

Days sales outstanding	41	42	40	41	44	44	41	44

Capital structure

Long-term debt and lease liabilities[3]	3,308.4	3,045.6	3,028.9	3,001.1	3,742.3	3,765.9	3,852.7	3,876.4

Net debt[2]	1,819.8	1,854.0	1,730.5	1,843.7	2,134.6	2,279.6	2,529.0	2,503.8

Net debt to capitalization ratio	16.2%	17.2%	16.4%	17.6%	20.4%	21.7%	24.0%	24.1%

Return on invested capital	16.0%	16.1%	15.9%	15.9%	16.0%	15.7%	15.6%	15.5%

Balance sheet

Cash and cash equivalents, and short-term investments	1,464.4	1,158.7	1,273.0	1,141.0	1,575.6	1,471.9	1,285.5	1,331.1

Total assets	16,685.5	15,793.9	15,737.4	15,513.5	15,799.5	16,080.1	16,101.7	15,915.9

Long-term financial liabilities[4]	3,176.9	2,389.5	2,363.1	2,319.4	2,386.2	2,885.2	2,946.1	2,971.6

[1]

Approximately $11.4 billion of our backlog as at September 30, 2024 is expected to be converted into revenue within the next twelve months, $9.3 billion within one to three years, $3.5 billion within three to five years and $4.5 billion in more than five years.

[2]

See sections on Adjusted EBIT by Segment, Net Earnings and Earnings per Share Excluding Specific Items and Selected Measures of Capital Resources and Liquidity sections of each quarter’s respective MD&A for the reconciliation of non-GAAP financial measures.

[3]	Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

[4]	Long-term financial liabilities include the long-term portion of the debt, long-term portion of lease liabilities and the long-term derivative financial instruments.

© 2024 CGI Inc.	Page 48

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

There are factors causing quarterly variances which may not be reflective of the Company’s future performance. There is seasonality in system integration and consulting work, and the quarterly performance of these operations is impacted by occurrences such as vacations, calendar days and the number of statutory holidays in any given quarter. Managed IT and business process services contracts are affected to a lesser extent by seasonality. Also, the workflow from some clients may fluctuate from quarter to quarter based on their business cycle and the seasonality of their own operations. Further, the savings that we generate for a client on a given managed IT and business process services contract may temporarily reduce our revenue stream from this client, as these savings may not be immediately offset by additional work performed for this client.

Cash flow from operating activities could vary significantly from quarter to quarter depending on the timing of payments received from clients, cash requirements associated with large acquisitions, managed IT and business process services contracts and projects, the timing of the reimbursements for various tax credits, performance based compensation to employees as well as the timing of severance payments related to the integration of our acquisitions and our Cost Optimization Program.

Foreign exchange fluctuations can also contribute to quarterly variances as our percentage of operations in foreign countries evolves. The effect from these variances is primarily on our revenue and to a much lesser extent, on our margin as we benefit, as much as possible, from natural hedges.

© 2024 CGI Inc.	Page 49

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

7.	Changes in Accounting Policies

The audited consolidated financial statements for the years ended September 30, 2024 and 2023 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.

ADOPTION OF ACCOUNTING STANDARD

The following standard amendments have been adopted by the Company on October 1, 2023:

Definition of Accounting Estimates – Amendments to IAS 8

In February 2021, the International Accounting Standards Board (IASB) amended IAS 8 Accounting Policies, Changes in Accounting estimates and Errors to introduce a definition of accounting estimates and to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

In May 2021, the IASB amended IAS 12 Income Taxes, to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The implementation of these standard amendments resulted in no impact on the Company’s audited consolidated financial statements.

International Tax Reform – Pillar Two Model Rules – Amendments to IAS 12

On May 23, 2023, the IASB amended IAS 12 Income Taxes, to address the Pillar Two model rules for domestic implementation of a 15% global minimum tax. The standard amendments introduced a temporary recognition exception in relation to accounting and disclosure for deferred taxes arising from the implementation of the international tax reform, which was applied as of that date.

Since March 31, 2024, the Company is subject to additional disclosure requirements on current tax expense related to Pillar Two income taxes, as well as qualitative and quantitative information about the exposure to Pillar Two income taxes. The Company has performed an assessment of its potential exposure to Pillar Two income taxes based on the most recent country-by-country reporting and financial statements for its constituent entities.

The Pillar Two Model Rules – Amendments to IAS 12 had no significant impact on the Company’s audited consolidated financial statements.

FUTURE ACCOUNTING STANDARD CHANGES

The following standard amendments are effective as of October 1, 2024:

Classification of Liabilities as Current or Non-current and Information about long-term debt with covenants – Amendments to IAS 1

In January 2020, the IASB amended IAS 1 Presentation of Financial Statements, clarifying that the classification of liabilities as current or non-current is based on existing rights at the end of the reporting period, independent of whether the Company will exercise its right to defer settlement of a liability. Subsequently, in October 2022, the IASB introduced additional amendments to IAS 1, emphasizing that covenants for long-term debt, regardless whether the covenants were compliant after the reporting date, should not affect debt classification; instead, companies are required to disclose information about these covenants in the notes accompanying their financial statements.

Supplier Finance Arrangements – Amendments to IAS 7 and IFRS 7

In May 2023, the IASB amended IAS 7 Statement of Cash Flows and IFRS 7 Financial Instruments: Disclosures to introduce new disclosure requirements to enhance the transparency on supplier finance arrangements and their impact on the Company’s liabilities, cash flows and liquidity exposure. The new disclosure requirements will include information such as

© 2024 CGI Inc.	Page 50

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

terms and conditions, the carrying amount of liabilities, the range of payment due dates, non-cash changes and liquidity risk information around supplier finance arrangements.

The implementation of these standard amendments will result in no impact on the Company’s audited consolidated financial statements.

The following standard amendments have been issued and will be effective as of October 1, 2026 for the Company, with earlier application permitted. The Company will evaluate the impact of these standard amendments on its audited consolidated financial statements.

Classification and measurement of Financial Instruments – Amendments to IFRS 9 and IFRS 7

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments, which amend IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures. The standard amendments clarify that a financial liability is derecognized on the settlement date, specifically when the related obligation is discharged or cancelled or expires or the liability otherwise qualified for derecognition. Furthermore, they clarify the treatment of non-recourse assets and contractually linked instruments and they introduce additional disclosures for financial assets and liabilities with contractual terms that reference a contingent event, and equity instruments classified at fair value through other comprehensive income. The new requirements will be applied retrospectively. An entity is required to disclose information about financial assets that change their measurement category due to the standard amendments.

The following standard has been issued by the IASB and will be effective as of October 1, 2027 for the Company, with earlier application permitted. The Company will evaluate the impact of this standard on its audited consolidated financial statements.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosure in Financial Statements which is set to replace IAS 1 Presentation of Financial Statements. The new IFRS accounting standard is aimed to improve comparability and transparency of communication in financial statements. While a number of sections from IAS 1 have been brought forward to IFRS 18, the standard introduces new requirements on presentation within the statement of profit or loss, including specified totals and subtotals. It also requires disclosure of management-defined financial performance measures used in public communications outside financial statements and includes new requirements for aggregation and disaggregation of financial information based on the identified roles of the primary financial statements and the notes. Retrospective application is required in both annual and interim financial statements.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

8.	Critical Accounting Estimates

The Company’s significant accounting policies are described in note 3 of the audited consolidated financial statements for the years ended September 30, 2024 and 2023. Certain of these accounting policies, listed below, require management to make accounting estimates and judgements that affect the reported amounts of assets, liabilities and equity and the accompanying disclosures at the date of the audited consolidated financial statements as well as the reported amounts of revenue and expenses during the reporting period. These accounting estimates are considered critical because they require management to make subjective and/or complex judgements that are inherently uncertain and because they could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings

		Revenue	Cost of services, selling and administrative	Amortization and depreciation	Net finance costs	Income taxes

Revenue recognition[1]	✓	✓	✓

Goodwill impairment	✓			✓

Right-of-use assets and lease liabilities	✓			✓	✓

Business combinations	✓	✓	✓	✓		✓

Income taxes	✓					✓

Litigation and claims	✓	✓	✓

[1]	Affects the balance sheet through trade accounts receivable, work in progress, provision on revenue-generating contracts and deferred revenue.

Revenue recognition

Relative stand-alone selling price

If an arrangement involves the provision of multiple performance obligations, the total arrangement value is allocated to each performance obligation based on its relative stand-alone selling price. At least on a yearly basis, the Company reviews its best estimate of the stand-alone selling price which is established by using a reasonable range of prices for the various services and solutions offered by the Company based on local market information available. Information used in determining the range is mainly based on recent contracts signed and the economic environment. A change in the range could have a material impact on the allocation of total arrangement value, and therefore on the amount and timing of revenue recognition.

Business and strategic IT consulting and systems integration services under fixed fee arrangements

Revenue from business and strategic IT consulting and systems integration services under fixed-fee arrangements is recognized using the percentage-of-completion method over time, as the Company has no alternative use for the asset created and has an enforceable right to payment for performance completed to date. The Company primarily uses labour costs to measure the progress towards completion. Project managers monitor and re-evaluate project forecasts on a monthly basis. Forecasts are reviewed to consider factors such as: delays in reaching milestones and complexities in the project delivery. Forecasts can also be affected by market risks such as the availability and retention of qualified IT professionals and/or the ability of the subcontractors to perform their obligations within agreed budget and time frames. To the extent that actual labour costs could vary from estimates, adjustments to revenue following the review of the costs to complete on projects are reflected in the period in which the facts that give rise to the revision occur. Whenever the total costs are forecasted to be higher than the total revenue, a provision on revenue-generating contract is recorded.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

Goodwill impairment

The carrying value of goodwill is tested for impairment annually or if events or changes in circumstances indicate that the carrying value may be impaired. In order to determine if a goodwill impairment test is required, management reviews different factors on a quarterly basis, such as changes in technological or market environment, changes in assumptions used to derive the weighted average cost of capital and actual financial performance compared to planned performance.

The recoverable amount of each operating segment has been determined based on its value in use calculation, which includes estimates about their future financial performance based on cash flows approved by management. However, factors such as our ability to continue developing and expanding services offered to address emerging business demands and technology trends, a lengthened sales cycle and our ability to hire and retain qualified IT professionals affect future cash flows, and actual results might differ from future cash flows used in the goodwill impairment test. Key assumptions used in goodwill impairment testing are presented in note 12 of the audited consolidated financial statements for the years ended September 30, 2024 and 2023. Historically, the Company has not recorded an impairment charge on goodwill.

Right-of-use assets

Estimates of the lease term

The Company estimates the lease term in order to calculate the value of the lease liability at the initial date of the lease. Management uses judgement to determine the appropriate lease term based on the conditions of each lease. Lease extension or termination options are only considered in the lease term if it is reasonably certain of being exercised. Factors evaluated include value of leasehold improvements required and any potential incentive to take the option.

Discount rate for leases

The discount rate is used to determine the initial carrying amount of the lease liabilities and the right-of-use assets. The Company estimates the incremental borrowing rate for each lease or portfolio of leased assets, as most of the implicit interest rates in the leases are not readily determinable. To calculate the incremental borrowing rate, the Company considers its credit worthiness, the term of the arrangement, any collateral received and the economic environment at the lease date. Lease liabilities are remeasured (along with the corresponding adjustment to the right-of-use asset), whenever the following situations occur:

–

a modification in the lease term or a change in the assessment of an option to extend, purchase or terminate the lease, for which the lease liability is remeasured by discounting the revised lease payments using a revised discount rate; and

–

a modification in the residual guarantees or in future lease payments due to a change of an index or rate tied to the payments, for which the lease liability is remeasured by discounting the revised lease payments using the initial discount rate determined when setting up the liability.

In addition, upon partial or full termination of a lease, the difference between the carrying amounts of the lease liability and the right-of-use asset is recorded in the consolidated statements of earnings.

Business combinations

Management makes assumptions when determining the acquisition-date fair value of the identifiable tangible and intangible assets acquired and liabilities assumed which involve estimates, such as the forecasting of future cash flows, discount rates and the useful lives of the assets acquired.

Additionally, management’s judgement is required in determining whether an intangible asset is identifiable and should be recorded separately from goodwill.

Changes in the above assumptions, estimates and judgements could affect our acquisition-date fair values and therefore could have material impacts on our audited consolidated financial statements. These changes are recorded as part of the purchase price allocation and therefore result in corresponding goodwill adjustments if they occurred during the measurement period, which does not exceed one year. All other subsequent changes are recorded in our consolidated statement of earnings.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

Income taxes

Deferred tax assets are recognized for unused tax losses and deductible temporary differences to the extent that it is probable that taxable profit will be available for their utilization. The Company considers the analysis of forecast and future tax planning strategies. Estimates of taxable profit are reviewed each reporting period and updated, based on the forecast by jurisdiction on an undiscounted basis. Due to the uncertainty and the variability of the factors mentioned above, deferred tax assets are subject to change. Management reviews its assumptions on a quarterly basis and adjusts the deferred tax assets when appropriate.

The Company is subject to income tax laws in numerous jurisdictions. Judgement is required in determining the worldwide provision for income taxes as the determination of tax liabilities and assets involves uncertainties in the interpretation of complex tax regulations and requires estimates and assumptions considering the existing facts and circumstances. The Company provides for potential tax liabilities based on the most likely amount of the possible outcomes. Estimates are reviewed each reporting period and updated, based on new information available, and could result in changes to the income tax liabilities and deferred tax liabilities in the period in which such determinations are made.

Litigation and claims

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome. Management reviews assumptions and facts surrounding outstanding litigation and claims on a quarterly basis, involves external counsel when necessary and adjusts such provisions accordingly. The Company has to be compliant with applicable law in many jurisdictions which increases the complexity of determining the adequate provision following a litigation review. Since the outcome of such litigation and claims is not predictable with assurance, those provisions are subject to change. Adjustments to litigation and claims provisions are reflected in the period when the facts that give rise to an adjustment occur.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

9.	Integrity of Disclosure

The Board of Directors has the responsibility under its charter and under the securities laws that govern CGI’s continuous disclosure obligations to oversee CGI’s compliance with its continuous and timely disclosure obligations, as well as the integrity of the Company’s internal controls and management information systems. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.

CGI’s Audit and Risk Management Committee is composed entirely of independent directors who meet the independence and experience requirements of National Instrument 52-110 adopted by the Canadian Securities Administrators as well as those of the New York Stock Exchange (NYSE) and the U.S. Securities and Exchange Commission (SEC). The role and responsibilities of the Audit and Risk Management Committee include: (i) reviewing public disclosure documents containing financial information concerning CGI; (ii) identifying and examining material financial and operating risks to which the Company is exposed, reviewing the various policies and practices of the Company that are intended to manage those risks, and reporting on a regular basis to the Board of Directors concerning risk management; (iii) reviewing and assessing the effectiveness of CGI’s accounting policies and practices concerning financial reporting; (iv) reviewing and monitoring CGI’s internal control procedures, programs and policies and assessing their adequacy and effectiveness; (v) reviewing the adequacy of CGI’s internal audit resources including the mandate and objectives of the internal auditor; (vi) recommending to the Board of Directors the appointment of the external auditor, assessing the external auditor’s independence, reviewing the terms of their engagement, conducting an annual auditor’s performance assessment, and pursuing ongoing discussions with them; (vii) reviewing related party transactions in accordance with the rules of the NYSE and other applicable laws and regulations; (viii) reviewing the audit procedures including the proposed scope of the external auditor’s examinations; and (ix) performing such other functions as are usually attributed to audit committees or as directed by the Board of Directors. In making its recommendation to the Board of Directors in relation to the annual appointment of the external auditor, the Audit and Risk Management Committee conducts an annual assessment of the external auditor’s performance following the recommendations of the Chartered Professional Accountants of Canada. The formal assessment is concluded in advance of the Annual General Meeting of Shareholders and is conducted with the assistance of key CGI employees.

The Company has established and maintains disclosure controls and procedures designed to provide reasonable assurance that material information relating to the Company is made known to the Chief Executive Officer and the Chief Financial Officer by others, particularly during the period in which annual and interim filings are prepared, and that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by the Company under Canadian and U.S. securities laws is recorded, processed, summarized and reported within the time periods specified under those laws and the related rules. As at September 30, 2024, management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s disclosure controls and procedures as defined under National Instrument 52-109 adopted by the Canadian Securities Administrators and in Rule 13(a)-15(e) under the U.S. Securities Exchange Act of 1934, as amended. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the Company’s disclosure controls and procedures were effective as at September 30, 2024.

The Company has also established and maintains internal control over financial reporting, as defined under National Instrument 52-109 and in Rule 13(a)-15(f) under the U.S. Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer, and effected by management and other key CGI employees, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. However, because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Management evaluated, under the supervision of and with the participation of the Chief Executive Officer and the Chief Financial Officer, the effectiveness of the Company’s internal controls over financial reporting as at September 30, 2024, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013). Based on that evaluation, management, under the supervision of and with the participation of the Chief Executive Officer as well as the Chief Financial Officer concluded that the Company’s internal controls over financial reporting was effective as at September 30, 2024.

© 2024 CGI Inc.	Page 55

Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

The Company’s assessment and conclusion on the effectiveness of internal controls over financial reporting excludes the controls, policies and procedures of Aeyon, the control of which was acquired on September 13, 2024. The scope limitation is in accordance with section 3.3(1)(b) of National Instrument 52-109, which allows an issuer to limit the design of disclosure controls and procedures and internal control over financial reporting to exclude controls, policies, and procedures of a business that the issuer acquired not more than 365 days before the end of the financial period in question. Aeyon’s results since the acquisition date represented 0.1% of revenue for the year ended September 30, 2024 and constituted 3.2% of total assets as at September 30, 2024.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

10. Risk Environment

10.1. RISKS AND UNCERTAINTIES

While we are confident about our long-term prospects, a number of risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth. The following risks and uncertainties should be considered when evaluating our potential as an investment.

10.1.1. External Risks

We may be adversely affected by volatile, negative or uncertain economic and political conditions and the effects of these conditions on our clients’ businesses and levels of activity.

Economic and political conditions in the markets in which we operate have a bearing upon the results of our operations, directly and through their effect on the level of business activity of our clients. We can neither predict the impact that current economic and political conditions will have on our future revenue, nor predict changes in economic conditions or future political uncertainty. The level of activity of our clients and potential clients may be affected by an economic downturn or political uncertainty. Clients may cancel, reduce or defer existing contracts and delay entering into new engagements and may decide to undertake fewer IT systems projects resulting in limited implementation of new technology and smaller engagements. Since there may be fewer engagements, competition may increase and pricing for services may decline as competitors may decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Economic downturns and political uncertainty make it more difficult to meet business objectives and may divert management’s attention and time from operating and growing our business. Our business, results of operations and financial condition could be negatively affected as a result of these factors.

We may be adversely affected by additional external risks, such as terrorism, armed conflict, labour or social unrest, inflation, rising energy and commodity costs, recession, criminal activity, hostilities, disease, illness or health emergencies, natural disasters and climate change and the effects of these conditions on our clients, our business and on market volatility.

Additional external risks that could adversely impact the markets in which we operate, our industry and our business include terrorism, armed conflict, labour or social unrest, inflation, recession, criminal activity, regional and international hostilities and international responses to these hostilities, and disease, illness or health emergencies that affect local, national or international economies. Additionally, the potential impacts of climate change are unpredictable and natural disasters, sea-level rise, floods, droughts or other weather-related events present additional external risks, as they could disrupt our internal operations or the operations of our clients, impact our employee’s health and safety and increase insurance and other operating costs. Climate change risks can arise from physical risks (risks related to the physical effects of climate change), transition risks (risks related to regulatory, legal, technological and market changes from a transition to a low-carbon economy), as well as reputational risks related to our management of climate-related issues and our level of disclosure related to such matters (see Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have a material adverse effect on our business). Climate change risk, and/or any of these additional external risks, may affect us or affect the financial viability of our clients leading to a reduction of demand and loss of business from such clients. Each of these risks could negatively impact our business, results of operation and financial condition.

As a result of external risks, inflation, and rising energy and commodity costs, global equity and capital markets may experience significant volatility and weakness. The duration and impact of these events are unknown at this time, nor is the impact on our operations and the market for our securities.

Prolonged periods of inflation could increase our costs and impact our profitability, which could have a material adverse effect on our business and financial condition.

High levels of inflation may subject us to significant cost pressures and lead to market volatility. As a result, governments may adopt initiatives to combat inflation (for example, raising benchmark interest rate), thus increasing our cost of borrowing and

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

decreasing the liquidity of capital markets. Our clients may have difficulty budgeting for external IT services or delay their payment for services provided. High inflation can lead to increased costs of labor and our employee compensation expenses. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases, and there is no assurance that our revenues will increase at the same rate to maintain the same level of profitability. Our inability or failure to do so could harm our business and financial condition.

Pandemics may cause disruptions in our operations and the operations of our clients (which may lead to increased risk and frequency of cybersecurity incidents), market volatility and economic disruption, which could adversely affect us.

A pandemic can create significant volatility and uncertainty and economic disruption and can pose the risk that our employees, clients, contractors and business partners may be prevented from, or restricted in, conducting business activities for an indefinite period, including due to the transmission of the disease or to emergency measures or restrictions that may be requested or mandated by governmental authorities. A pandemic may also result in governments worldwide enacting emergency preventive measures, such as the implementation of border closures, travel bans or restrictions, lock-downs, quarantine periods, vaccine mandates or passports, social distancing, testing requirements, stay-at-home and work-from-home policies and the temporary closure of non-essential businesses. These emergency measures and restrictions, and future measures and restrictions taken in response to a pandemic may cause material disruptions to businesses globally and have an adverse impact on global economic conditions and consumer confidence and spending, which could materially adversely affect our business.

Additionally, the onset of a pandemic may affect the financial viability of our clients, and could cause them to exit certain business lines, or change the terms on which they are willing to purchase services and solutions. Clients may also slow down decision-making, delay planned work, seek to terminate existing agreements, not renew existing agreements or be unable to pay us in accordance with the terms of existing agreements.

As a result of increased remote working arrangements due to a pandemic, the exposure to, and reliance on, networked systems and the internet can increase. This can lead to increased risk and frequency of cybersecurity incidents. Cybersecurity incidents can result from unintentional events or deliberate attacks by insiders or third parties, including cybercriminals, competitors, nation-states, and hacktivists. Any of these events could cause or contribute to risk and uncertainty and could adversely affect our business, results of operations and financial condition.

As a result of a pandemic, global equity and capital markets can experience significant volatility and weakness, leading governments and central banks to react with significant monetary and fiscal interventions designed to stabilize economic conditions.

It is not possible to reliably estimate the length and severity of a pandemic or any impact on our financial results, share price and financial condition in future periods. There can be no assurance that our actions taken in response to a pandemic will succeed in preventing or mitigating any negative impacts on our Company, employees, clients, contractors and business partners.

As a foreign private issuer who files using the multijurisdictional disclosure system (MJDS), we are subject to different U.S. securities laws and rules, which could limit our level of disclosure to investors.

We are a “foreign private issuer” for purposes of U.S. securities laws who files disclosure documents using the multijurisdictional disclosure system (MJDS) and, as a result, are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. In particular, we are exempt from the rules and regulations under the U.S. securities laws related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”). We also are exempt from the provisions of Regulation FD under the Exchange Act, which in certain circumstances prohibits the selective disclosure of material non-public information, although we generally attempt to comply with Regulation FD. These exemptions and leniencies may reduce the frequency and scope of information that we disclose relative to the information generally provided by U.S. domestic companies.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

It may be difficult to enforce civil liabilities under U.S. securities laws.

The Company is governed by the Business Corporations Act (Quebec) and with its principal place of business in Canada. The enforcement by investors of civil liabilities under the U.S. securities laws may be affected adversely by the fact that we are organized under the laws of Canada, that some or all of our officers and directors may be residents of a foreign country, and that a substantial portion of our assets and those of said persons may be located outside the United States.

10.1.2. Risks Related to our Industry

The markets in which we operate are highly competitive.

CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing and sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

We derive significant revenue from contracts awarded through competitive bidding processes, which limit the Company’s ability to negotiate certain contractual terms and conditions. Risks related to competitive bidding processes also involve substantial cost and managerial time and effort spent by the Company to prepare bids and proposals for contracts that may or may not be awarded to the Company, as well as expenses and delays that may arise if the Company’s competitors protest or challenge awards made to the Company pursuant to competitive bidding processes.

Even when a contract is awarded to the Company following a competitive bidding process, we may fail to accurately estimate the resources and costs required to fulfill the contract.

We may not be able to continue developing and expanding service offerings to address emerging business demands and technology trends.

The rapid pace of change in all aspects of IT and the continually declining costs of acquiring and maintaining IT infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services and solutions. Offerings relating to digital, cloud and security services are examples of areas that are continually evolving, as well as changes and developments in artificial intelligence (including generative AI, as well as automation and machine learning) (AI). The markets in which we operate are extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner nor that we will be able to penetrate new markets successfully. If we do not keep pace with meeting the evolving needs of clients, including in the emerging field of AI, our ability to retain existing clients and gain new business may be adversely affected. As we expand our offerings of services and solutions, and as we expand such offerings into new markets, we may be exposed to operational, legal, regulatory, ethical, technological and other risks specific to such expanded services and solutions and such new markets. These factors may result in pressure on our revenue, net earnings and resulting cash flow from operations.

We may infringe on the intellectual property rights of others.

Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

claims could be greater than the revenue we receive from the client (see Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties). Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

We may be unable to protect our intellectual property rights.

Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. Although CGI takes reasonable steps (e.g. available copyright protection and, in some cases, patent protection) to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights, or our inability to protect against infringement or unauthorized copying or use, can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.

We face risks associated with benchmarking provisions within certain contracts.

Some of our managed IT and business process services contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in a peer comparison group. The uniqueness of the client environment should be factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services. There can be no assurance that benchmarks will produce accurate or reliable data, including pricing data. This may result in pressure on our revenue, net earnings and resulting cash flow from operations.

10.1.3. Risks Related to our Business

We may experience fluctuations in our financial results, making it difficult to predict future results.

Our ability to maintain and increase our revenue is affected not only by our success in implementing our Build and Buy growth strategy, but also by a number of other factors, which could cause the Company’s financial results to fluctuate. These factors include: (i) our ability to introduce and deliver new services and business solutions; (ii) our potential exposure to a lengthened sales cycle; (iii) the cyclicality of the purchases of our technology services and solutions; (iv) the nature of our client’s business (for example, if a client encounters financial difficulty (including as a result of external risks such as climate change or a pandemic), it may be forced to cancel, reduce or defer existing contracts with us); and (v) the structure of our agreements with clients (for example, some of CGI’s agreements with clients contain clauses allowing the clients to benchmark the pricing of services provided by CGI against the prices offered by other providers). These, and other factors, make it difficult to predict financial results for any given period.

Our revenues may be exposed to fluctuations based on our business mix.

The proportion of revenue that we generate from shorter-term system integration and consulting projects (SI&C), versus revenue from long-term managed IT and business process services contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations, as the revenue from SI&C projects does not provide long-term consistency in revenue.

Our current operations are international in scope, subjecting us to a variety of financial, regulatory, cultural, political and social challenges.

We manage operations in numerous countries around the world including offshore delivery centers. The scope of our operations (including our offshore delivery centers) subjects us to issues that can negatively impact our operations, including:

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(i) currency fluctuations (see We may be adversely affected by currency fluctuations); (ii) the burden of complying with a wide variety of national and local laws (see Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability); (iii) the differences in and uncertainties arising from local business culture and practices; (iv) and political, social and economic instability. Any or all of these risks could impact our global business operations and cause our revenue and/or profitability to decline.

We may not be able to successfully implement and manage our growth strategy.

CGI’s Build and Buy growth strategy is founded on four pillars of growth: first, profitable organic growth through contract wins, renewals and extensions with new and existing clients in our targeted industries; second, the pursuit of new large long-term managed IT and business process services contracts; third, metro market acquisitions; and fourth, large transformational acquisitions.

Our ability to achieve organic growth is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major managed IT and business process services contracts.

Our ability to grow through metro market and transformational acquisitions requires that we identify suitable acquisition targets that we correctly evaluate their potential as transactions that will meet our financial and operational objectives, and that we successfully integrate them into our business. There can, however, be no assurance that we will be able to identify suitable acquisition targets and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. If we are unable to implement our Build and Buy growth strategy, we will likely be unable to maintain our historic or expected growth rates.

We may be unable to integrate new operations, which could impact our ability to achieve our growth and profitability objectives.

The realization of anticipated benefits from mergers, acquisitions and related activities depends, in part, upon our ability to integrate the acquired business, the realization of synergies, efficient consolidation of the operations of the acquired businesses into our existing operations, cost management to avoid duplication, information systems integration, staff reorganization, establishment of controls, procedures and policies, performance of the management team and other employees of the acquired operations as well as cultural alignment.

The successful integration of new operations arising from our acquisition strategy or from large managed IT and business process services contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing uniform standards, controls, procedures and policies across new operations when harmonizing their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities.

Following an acquisition closing date, we may remain reliant on a target’s employee, good faith, expertise, historical performance, technical resources and information systems, proprietary information and judgment in providing any transitional services. Accordingly, we may continue to be exposed to adverse developments in the business and affairs of parties with whom we contract.

If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

If we are unable to manage the organizational challenges associated with our size, we may not be able to achieve our growth and profitability objectives.

Our culture, standards, core values, internal controls and our policies need to be instilled across newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing

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opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Material developments regarding our major commercial clients resulting from mergers or business acquisitions could impair our future prospects and growth strategy.

Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ IT needs are served by another service provider or are provided by the successor company’s own employees. Growth in a client’s IT needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Legal proceedings could have a material adverse effect on our business, financial performance and reputation.

During the ordinary course of conducting our business, we may be threatened with, and/or become subject or a party to, a variety of litigation or other claims and suits that arise from time to time. These legal proceedings may involve current and former employees, clients, partners, subcontractors, suppliers, competitors, shareholders, government agencies or others through private actions, class actions, whistleblower claims, administrative proceedings, regulatory actions or other litigation. Regardless of the merits of the claims, the cost to defend current and future litigation may be significant, and such matters can be time-consuming and divert management’s attention and resources. The results of litigation, claims and other legal proceedings are inherently uncertain, and adverse judgments or settlements in some or all of these legal disputes may result in materially adverse monetary damages, fines, penalties or injunctive relief against us. While we maintain insurance for certain liabilities, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from these litigations or claims.

Changes in our tax levels, as well as reviews, audits, investigations and tax proceedings or changes in tax laws or in their interpretation or enforcement, could have a material adverse effect on our net income or cash flow.

In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities and we are subject to ongoing audits, investigations and tax proceedings in various jurisdictions. These tax authorities determine the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Tax authorities have disagreed and may in the future disagree with our income tax positions and are taking increasingly aggressive positions in respect of income tax positions, including with respect to intercompany transactions.

Our effective tax rate in the future could be adversely affected by challenges to intercompany transactions, changes in the value of deferred tax assets and liabilities, changes in tax law or in their interpretation or enforcement, changes in the mix of earnings in countries with differing statutory tax rates, the expiration of tax benefits and changes in accounting principles, including the introduction of the Pillar Two model rules designed to ensure large multinational corporations pay a minimum level of tax on income arising in each jurisdiction they operate. Tax rates in the jurisdictions in which we operate may change as a result of shifting economic conditions and tax policies.

A number of countries in which the Company does business have implemented, or are considering implementing, changes in relevant tax, accounting and other laws, regulations and interpretations and the overall tax environment has made it increasingly challenging for multinational corporations to operate with certainty about taxation in many jurisdictions.

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Any of the above factors could have a material adverse effect on our net income or cash flow by affecting our operations and profitability, our effective tax rate, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses.

Reductions, eliminations or amendments to government sponsored programs from which we currently benefit may have a material adverse effect on our net earnings or cash flow.

We benefit from government sponsored programs designed to support research and development, labour and economic growth in jurisdictions where we operate. Government programs reflect government policy and depend on various political and economic factors. There can be no assurance that such government programs will continue to be available to the Company in the future, or will not be reduced, amended or eliminated. Any future government program reductions or eliminations or other amendments to the tax credit programs could increase operating or capital expenditures incurred by the Company and have a material adverse effect on its net earnings or cash flow.

We are exposed to credit risks with respect to accounts receivable and work in progress.

In order to sustain our cash flow from operations, we must invoice and collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected from clients, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients and to collect the amounts owed to the Company for our services correctly in a timely manner, our collections could suffer, which could materially adversely affect our revenue, net earnings and cash flow. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

We face risks associated with early termination, modification, delay or suspension of our contractual agreements, and our bookings and backlog may not be indicative of future revenues.

The early termination, modification, delay, or suspension of our contractual agreements may have a material adverse effect on future revenues and profitability. If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate, modify, delay or suspend contracts before their agreed expiry date, which would result in a reduction of our revenues and/or earnings and cash flow and may impact the value of our bookings and backlog. In addition, a number of our managed IT and business process services contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of these agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

We may not be able to successfully estimate the cost, timing and resources required to fulfill our contracts, which could have a material adverse effect on our net earnings.

In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term managed IT and business process services contracts, which can be based on a client’s bid specification, sometimes in advance of the final determination of the full scope and design of the contract. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated efforts to be incurred over the duration of the respective contract. These estimates reflect our best judgement regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (CPMF), a framework that contains high standards of contract management to be applied throughout the Company. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources

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required to fulfill our obligations under a contract, or if unexpected factors, including those outside of our control (such as labour shortages, supply chain or manufacturing disruptions, inflation, and other external risk factors), arise, there may be an impact on costs or the delivery schedule which could have a material adverse effect on our expected net earnings.

We rely on relationships with other providers in order to generate business and fulfill certain of our contracts; if we fail to maintain our relationships with these providers, our business, prospects, financial condition and operating results could be materially adversely affected.

We derive revenue from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to continue to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, if we fail to maintain our relationship with these providers or if our relationship with these providers is otherwise impaired, our business, prospects, financial condition and operating results could be materially adversely affected.

Our profitability may be adversely affected if our partners are unable to deliver on their commitments.

Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfill our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which could have an unfavourable impact on our profitability.

Indemnity provisions and guarantees in various agreements to which we are party may require us to compensate our counterparties.

In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and managed IT and business process services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties. If we are required to compensate counterparties due to such arrangements and our insurance does not provide adequate coverage, our business, prospects, financial condition and results of operations could be materially adversely affected.

We may not be able to hire or retain enough qualified IT professionals to support our operations.

There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient number of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may be unable to replace key employees who retire or leave the Company and may be required to recruit and/or train new employees. This might result in lost revenue or increased costs, thereby putting pressure on our net earnings.

If we fail to retain our key employees and management, our business could be adversely affected.

The success of our business, in part, depends on the continued employment of certain key employees and senior management. This dependence is important to our business being that personal relationships are fundamental in obtaining and maintaining client engagements. While our Board of Directors annually reviews our succession plan, if we fail to establish

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an effective succession plan, or if key employees or senior management were unable or unwilling to continue employment, our business could be adversely affected until qualified replacements are retained.

We may be unable to maintain our human resources utilization rates.

In order to maintain our net earnings, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

If the business awarded to us by various U.S. federal government departments and agencies is limited, reduced or eliminated, our business, prospects, financial condition and operating results could be materially and adversely affected.

We derive a significant portion of our revenue from the services we provide to various U.S. federal government departments and agencies. We expect that this will continue for the foreseeable future. There can be, however, no assurance that each such U.S. federal government department and agency will continue to utilize our services to the same extent, or at all in the future. In the event that a major U.S. federal government department or agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other U.S. federal government departments or agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS Accounting Standards considers a national government and its departments and agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.

Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are: the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Changes in the laws and regulations within the jurisdictions in which we operate may have a material adverse effect on our global business operations and profitability.

Our global operations require us to be compliant with laws and regulations in many jurisdictions on matters such as: anti-corruption, trade restrictions, immigration, taxation, securities, antitrust, data privacy, labour relations, and the environment, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. The laws and regulations frequently change and some may impose conflicting requirements which may expose us to penalties for non-compliance and harm our reputation. Furthermore, in some jurisdictions, we may face the absence of effective laws and regulations to protect our intellectual property rights and there may be restrictions on the movement of cash and other assets, on the import and export of certain technologies, and on the repatriation of earnings. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Our business with the U.S. federal government departments and agencies also requires that we comply with complex laws and regulations relating to government contracts. These laws and regulations relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among other matters. For instance, we are routinely subject to audits by U.S. government departments and agencies with respect to compliance with these rules. If we fail to

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comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

There can be no assurance that our ethics and compliance practices will be sufficient to prevent violations of legal and ethical standards.

Our employees, officers, directors, suppliers and other business partners are expected to comply with applicable legal and ethical standards including, without limitation, anti-bribery laws, as well as with our governance policies and contractual obligations. Failure to comply with such laws, policies and contractual obligations could expose us to litigation and significant fines and penalties, and result in reputational harm or being disqualified from bidding on contracts. While we have developed and implemented strong ethics and compliance practices, including through our Code of Ethics, which must be observed by all of our employees, our Third Party Code of Ethics as well as ethics and compliance trainings, there can be no assurance that such practices and measures will be sufficient to prevent violations of legal and ethical standards. Any such failure or violation could have an adverse effect on our business, financial performance and reputation. This risk of improper conduct may increase as we continue to expand globally, with greater opportunities and demands to do more business with local and new partners.

Changes to, and delays or defects in, our client projects and solutions may subject us to legal liability, which could materially adversely affect our business, operating results and financial condition and may negatively affect our professional reputation.

We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could materially adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. While we typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop, we may not always be able to include such provisions and, where we are successful, such provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

We are subject to stringent and changing privacy laws, regulations and standards, information security policies and contractual obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could expose us to government sanctions and cause damage to our brand and reputation.

Our business often requires that our clients’ applications and information, which may include their proprietary information and personal information they manage, be processed and stored on our networks and systems, and in data centers that we manage. We also process and store proprietary information relating to our business, and personal information relating to our employees. The Company is subject to numerous laws and regulations designed to protect information, such as the European Union’s General Data Protection Regulation (GDPR), various laws and regulations in Canada, the U.S. and other countries in which the Company operates governing the protection of health or other personally identifiable information and data privacy. These laws and regulations are increasing in number and complexity and are being adopted and amended with greater frequency, which results in greater compliance risk and cost. The potential financial penalties for non-compliance with these laws and regulations have significantly increased with the adoption of the GDPR. The Company’s Chief Data Protection Officer oversees the Company’s compliance with the laws that protect the privacy of personal information. The Company faces risks inherent in protecting the security of such personal data which have grown in complexity, magnitude and frequency in recent years. Digital information and equipment are subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result of those risks, or upon an equipment or system malfunction. The causes of such failures include human error in the course of normal operations (including from advertent or inadvertent actions or inactions by our employees), maintenance and upgrading activities, as well as hacking, vandalism (including denial of service attacks and computer viruses), theft, and unauthorized access, as well as power outages or surges, floods, fires, natural disasters and many other causes. The measures that we take to protect against all information infrastructure risks, including both physical and logical controls on access to premises and information may prove in some circumstances to be inadequate to prevent the

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improper disclosure, loss, theft, misappropriation of, unauthorized access to, or destruction of client information, or service interruptions. Such events may expose the Company to financial loss arising from the costs of remediation and those arising from litigation from our clients and third parties (including under the laws that protect the privacy of personal information), claims and damages, as well as expose the Company to government sanctions and damage to our brand and reputation.

We could face legal, reputational and financial risks if we fail to protect our and/or client data from security incidents or cyberattacks.

The volume, velocity and sophistication of security threats and cyber-attacks continue to grow. This includes criminal hackers, hacktivists, state-sponsored organizations, industrial espionage, employee misconduct, and human or technological errors. The current geopolitical instability, as well as the adoption of emerging technologies, such as AI, has exacerbated these threats, which could lead to increased risk and frequency of security and cybersecurity incidents.

As a global IT and business consulting firm providing services to private and public sectors, we process and store increasingly large amounts of data for our clients, including proprietary information and personal information. These activities could increase through the use of AI. Consequently, our business could be negatively impacted by physical and cyber threats, which could affect our future sales and financial position or increase our costs. An unauthorized disclosure of sensitive or confidential client or employee information, including cyber-attacks or other security breaches, could cause a loss of data, give rise to remediation or other expenses, expose us to liability under federal and state laws, and subject us to litigation and investigations, which could have an adverse effect on our business, cash flows, financial condition and results of operations. These security risks to the Company include potential attacks not only of our own solutions, services and systems, but also those of our clients, contractors, business partners, vendors and other third parties. Moreover, the use of AI may give rise to issues and risks related to harmful content, inaccurate content, bias, intellectual property right infringement or misappropriation, data privacy and cybersecurity, among others, and may also bring the possibility of ethical concerns and/or new or enhanced governmental or regulatory scrutiny, litigation or other legal liability.

The Company’s Chief Security Officer is responsible for overseeing the security of the Company. Any local issue in a business unit could have a global impact on the entire Company, thus visibility and timely escalation on potential issues are key. We seek to detect and investigate all security incidents and to prevent their occurrence or recurrence, by: (i) developing and regularly reviewing policies and standards related to information security, data privacy, physical security and business continuity; (ii) monitoring the Company’s performance against these policies and standards; (iii) developing strategies intended to seek to mitigate the Company’s risks, including through security trainings for all employees to increase awareness of potential cyber threats; (iv) implementing security measures to ensure an appropriate level of control based on the nature of the information and the inherent risks attached thereto, including through access management, security monitoring and testing to mitigate and help detect and respond to attempts to gain unauthorized access to information systems and networks; and (v) working with the industry and governments against cyber threats. However, because of the evolving nature and sophistication of these security threats, there can be no assurance that our safeguards will detect or prevent the occurrence of material cyber breaches, intrusions or attacks.

We are regularly the target of attempted cyber and other security threats and must continuously monitor and develop our information technology networks and infrastructure to detect, address and mitigate the risk of unauthorized access, misuse, computer viruses and other events that could have a security and reputational impact. If security protection does not evolve at the same pace as threats, a growing gap on our level of protection will be created. Technology evolution and global trends like digital transformation, cloud and mobile computing amongst others are disrupting the security operating model, thus security should evolve to address new relevant security requirements and build new capabilities to address the changes. Increasing detection and automated response capabilities are key to improve visibility and contain any negative potential impact. Automating security processes and integrating with IT, business and security solutions could address shortage of technical security staff and avoid introducing human intervention and errors.

Insider or employee cyber and security threats are increasingly a concern for all large companies, including ours. CGI is continuously working to install new, and upgrade its existing, information technology systems and provide employees awareness training around phishing, malware, and other cyber risks to ensure that the Company is protected, to the greatest extent possible, against cyber risks and security breaches. While CGI selects third-party vendors carefully, it does not control

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their actions. Any problems caused by these third parties, including those resulting from breakdowns or other disruptions in communication services provided by a vendor, failure of a vendor to handle current or higher volumes, cyber-attacks and security breaches at a vendor could adversely affect our ability to deliver solutions and services to our clients and otherwise conduct business.

The Company and certain of its clients, contractors, business partners, vendors and other third parties use open-source services, which can entail risk to end-user security. These open source projects are often created and maintained by volunteers, who do not always have adequate resources and employees for incident response and proactive maintenance even as their projects are critical to the internet economy. Vulnerabilities discovered in these open source services can be exploited by attackers, which could compromise our system infrastructure and/or lead to a loss or breach of personal and/or proprietary information, financial loss, and other irreversible harm.

While our liability insurance policy covers cyber risks, there is no assurance that such insurance coverage will be sufficient in type or amount to cover the costs, damages, liabilities or losses that can result from security breaches, cyber-attacks and other related breaches. As the cyber threat landscape evolves, and CGI and our clients increase our digital footprint, we may find it necessary to make additional significant investments to protect data and infrastructure. Occurrence of any of the aforementioned security threats could expose the Company, our clients or other third parties to potential liability, litigation, and regulatory action, in addition to loss of client confidence, loss of existing or potential clients, loss of sensitive government contracts, damage to brand and reputation, and other financial loss.

Damage to our reputation may harm our ability to obtain new clients and retain our existing clients.

CGI’s reputation as a capable and trustworthy service provider and long-term business partner is key to our ability to compete effectively in the market for IT services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and net earnings.

Our inability to meet regulatory requirements and/or stakeholders expectations of disclosure, management and implementation of ESG initiatives and standards, could have an adverse effect on our business.

Perceptions with respect to environmental, social and governance approaches have changed and certain shareholders, investors, clients, employees and other stakeholders agree that these issues have become a current and imminent concern. As such, perceptions of our operations held by our stakeholders may depend, in part, on the ESG initiatives and standards that we have chosen to implement, and whether or not we meet them.

We are subject to evolving regulatory requirements and have set a number of ambitious ESG commitments and targets to monitor our ESG performance and align our strategic imperatives, including without limitation, our commitment to net-zero carbon emissions as defined under Scope 1, 2, and the business travel of Scope 3 of the greenhouse gas protocol. Our ability to meet these requirements and to achieve these commitments and targets depends on many factors and is subject to many risks that could cause our assumptions or estimates to be inaccurate and cause actual results or events to differ materially from those expressed in, or implied by, these commitments and targets. Failure to effectively manage and sufficiently report ESG matters could lead to negative business, financial, legal and regulatory consequences for the Company.

Our revenue and profitability may decline and the accuracy of our financial reporting may be impaired if we fail to design, implement, monitor and maintain effective internal controls.

Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

Future funding requirements may affect our business and growth opportunities and we may not have access to favourable financing opportunities in the future.

The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as through business acquisitions. In the event we would need to raise additional funds through equity or debt financing to fund any currently unidentified or unplanned future acquisitions and other growth opportunities, there can be no assurance that such financing will be available in amounts and on terms acceptable to us. Factors such as capital market disruptions, inflation, recession, political, economic and financial market instability, government policies, central bank monetary policies, and changes to bank regulations, could reduce the availability of capital or increase the cost of such capital. Our ability to raise the required funding depends on prevailing market conditions, the capacity of the capital markets to meet our equity and/or debt financing needs in a timely fashion and on the basis of interest rates and/or share prices that are reasonable in the context of our commercial objectives. Increasing interest rates, volatility in our share price, rising inflation, and the capacity of our current lenders to meet our additional liquidity requirements are all factors that may have a material adverse effect on any acquisitions or growth activities that we may, in the future, identify or plan. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.

The inability to service our debt and other financial obligations, or our inability to fulfill our financial covenants, could have a material adverse effect on our business, financial condition and results of operations.

The Company has a substantial amount of debt and significant interest payment requirements. A portion of cash flows from operations goes to the payment of interest on the Company’s indebtedness. The Company’s ability to service its debt and other financial obligations is affected by prevailing economic conditions in the markets that we serve and financial, business and other factors, many of which are beyond our control. We may be unable to generate sufficient cash flow from operations and future borrowings or other financing may be unavailable in an amount sufficient to enable us to fund our future financial obligations or our other liquidity needs. In addition, we are party to a number of financing agreements, including our credit facilities, and the indentures governing our senior unsecured notes, which agreements, indentures and instruments contain financial and other covenants, including covenants that require us to maintain financial ratios and/or other financial or other covenants. If we were to breach the covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. Our inability to service our debt and other financial obligations, or our inability to fulfill our financial or other covenants in our financing agreements, could have an adverse effect on our business, financial condition and results of operations.

We may be adversely affected by interest rate fluctuations.

Although a significant portion of the Company’s indebtedness bears interest at fixed rates, the Company remains exposed to interest rate risk under certain of its credit facilities. If interest rates increase, debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and net income and cash flows would decrease, which could materially adversely affect the Company’s financial condition and operating results.

Changes in the Company’s creditworthiness or credit ratings could affect the cost at which the Company can access capital or credit markets.

The Company and each of the U.S. dollar denominated and Canadian dollar denominated senior unsecured notes received credit ratings. Credit ratings are generally evaluated and determined by independent third parties and may be impacted by events outside of the Company’s control, as well as other material decisions made by the Company. Credit rating agencies perform independent analysis when assigning credit ratings and such analysis includes a number of criteria. Such criteria are reviewed on an on-going basis and are therefore subject to change. Any rating assigned to the Company or to our debt securities may be revised or withdrawn entirely by a rating agency if, in that rating agency’s judgment, future circumstances relating to the basis of the rating, such as adverse changes, so warrant. Real or anticipated changes in the perceived creditworthiness of the Company and/or in the credit rating of its debt obligations could affect the market value of such debt obligations and the ability of the Company to access capital or credit markets, and/or the cost at which it can do so.

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Management’s Discussion and Analysis | For the years ended September 30, 2024 and 2023

We may be adversely affected by currency fluctuations.

The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our global hedging strategy. However, as we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions could fail to perform their obligations under our hedging instruments. Furthermore, there can be no assurance that our hedging strategy and arrangements will offset the impact of fluctuations in currency exchange rates, which could materially adversely affect our business revenues, results of operations, financial condition or prospects. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.

Our functional and reporting currency is the Canadian dollar. As such, our European, U.S., U.K., Asian and Australian investments, operations and assets are exposed to net change in currency exchange rates. Volatility in exchange rates could have an adverse effect on our business, financial condition and results of operations.

Our ability to declare and pay dividends is subject to discretion and future performance.

We have announced a dividend program providing for a cash dividend on our Class A Shares and our Class B shares (multiple voting). There can be no assurance as to our ability to declare and pay dividends in accordance with the dividend program, whether or when we will declare and pay dividends in the future, or the frequency or amount of any such dividend. Our ability to declare and pay dividends will depend on various factors that are not presently known, including our future operating cash flows, sources of capital, the satisfaction of solvency tests and other financial requirements, our operations and financial results, our potential alternative uses of cash, such as acquisitions, our ability to repatriate cash from our subsidiaries, as well as our periodic review of our dividend program and other policies.

10.2. LEGAL PROCEEDINGS

The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

© 2024 CGI Inc.	Page 70

Transfer Agent Computershare Investor Services Inc. +1(800) 564-6253 Investor Relations Kevin Linder Senior Vice-President, Investor Relations Telephone: +1(905) 973-8363 kevin.linder@cgi.com 1350 René-Lévesque Boulevard West 25th Floor Montréal, Quebec H3G 1T4 Canada cgi.com © 2024 CGI Inc.